EXHIBIT 99.1

PreMD Inc.

Annual Information Form

In respect of the year ended

December 31, 2007

March 28, 2008

TABLE OF CONTENTS

GLOSSARY OF TERMS	iii
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS OF PreMD	1
Overview	1
Key Relationships	2
Convertible Debenture Financing	2
Business Strategy	3
BUSINESS OF PreMD	5
Industry Overview	5
Research and Development	7
Coronary Artery Disease (“CAD”) Risk Assessment Technology	8
Colorectal Cancer Tests (ColorectAlert and ColoPath)	18
Lung Cancer Test (LungAlert)	23
Breast Cancer Test	26
Other Product Development Programs	28
Patent and Proprietary Protection	28
Competition	35
Raw Materials	36
Regulatory Requirements	36
Foreign Operations	39
Economic Dependence	39
Employees	39
RISK FACTORS	39
Business-Related Risks	39
Industry-Related Risks	43
DIVIDEND RECORD AND POLICY	45
DESCRIPTION OF SHARE CAPITAL	45
MARKET FOR SECURITIES	46
Trading Price and Volume	46
DIRECTORS AND EXECUTIVE OFFICERS	47
Directors and Executive Officers	47
Scientific Advisory Board	48
Shareholdings	48
Corporate Cease Trade Orders or Bankruptcies	48
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
TRANSFER AGENT AND REGISTRAR	49
MATERIAL CONTRACTS	49
AUDIT COMMITTEE	50
ADDITIONAL INFORMATION	52
AUDIT COMMITTEE CHARTER	1

Comments Regarding Figures Contained in this Annual Information Form

In this Annual Information Form, all references to “$” or “dollars” are references to Canadian dollars unless otherwise specified.

Interpretation

Where used herein, a reference to “PreMD” or “its” and similar words refers to PreMD Inc., together with its subsidiaries, as the context requires.

Trademarks

Cholesterol 1,2,3™, ColorectAlert™, LungAlert™, ColoPath™ and PREVU* are registered trademarks or trade names of PreMD.  In addition to these marks or names, PreMD owns pending applications for PreMD and for the tagline ‘Predict to Prevent’.  All other trademarks or service marks appearing in this Annual Information Form are the trademarks or service marks of the companies that own them.

Forward-Looking Statements

This Annual Information Form contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause PreMD’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of PreMD’s products, reliance on third-party manufacturers, the competitiveness of PreMD’s products if successfully commercialized, the ability of PreMD to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.  In addition, while PreMD routinely obtains patents for its products and technology, the protection offered by PreMD’s patents and patent applications may be challenged, invalidated or circumvented by PreMD’s competitors and there can be no guarantee of its ability to obtain or maintain patent protection for its products or product candidates.

Readers of this Annual Information Form are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this Annual Information Form and does not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com

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GLOSSARY OF TERMS

The terms set forth below have the meanings set out opposite them for the purpose of this Annual Information Form.

Term	Meaning
Adenocarcinoma	A cancer that develops in the lining or inner surface of an organ
Adenoma	A benign tumor that arises in or resembles glandular tissue
Affino-enzymatic	A compound for the visual detection of cholesterol on the surface of the skin
Angiogram	Viewing of a blood vessel after filling with a contrast medium
Arteriosclerosis	Diseases characterized by thickening and loss of elasticity of the arterial walls
Atherosclerosis
Atherosclerosis, which is one of several types of arteriosclerosis, is a condition in which fatty material is deposited along the walls of arteries. This fatty material thickens, hardens and may eventually block the arteries

Bronchoscopy	A procedure that permits the doctor to see the breathing passages through a lighted tube
CAD	Coronary artery disease, which is a narrowing of the small blood vessels that supply blood and oxygen to the heart
CBE	Clinical breast exam
CE-marked
A compliance symbol indicating that a product meets the requirements of the European Union (EU) directives that apply to that product. CE stands for Conformitée Européenne, which means European Conformity

CHD	Coronary heart disease, another term for CAD
Chylomicron	A small fat globule composed of protein and lipid (fat) that is found in the blood and lymphatic fluid
CIMT
Carotid intima-media thickness, which is measured by B-mode ultrasound, measures the thickness of the first two inner layers of the carotid artery wall.  CIMT is an independent predictor of myocardial infarction (heart attack) and stroke

Colonoscopy
A procedure in which a long flexible viewing tube (a colonoscope) is threaded up through the rectum for the purpose of inspecting the entire colon and rectum and, if there is an abnormality, taking a biopsy of it or removing it

CRP	C-reactive protein is a plasma protein that rises in the blood with the inflammation from certain conditions
CVD	Cardiovascular disease, which includes all diseases of the circulatory system, including CAD/CHD, heart failure and diseases of the arteries
DCBE	Double contrast barium enema
Duke’s Classification Method	A standard classification method for colon and rectal cancer
Extracolonic tissue	Outside the colon
Extrarectal tissue	Outside the rectum

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Term	Meaning
FDA	United States Food and Drug Administration - the federal government agency that regulates the production, safety and efficacy of biological and pharmaceutical products, diagnostics and medical devices
FOBT	Fecal occult blood testing
Framingham Global Risk
Framingham is a landmark study begun in 1948 in which some 12,000 residents of the town of Framingham, MA were enrolled in a study designed to gather medical data.  Through this study, major risk factors for heart disease were identified

GMP	Good manufacturing practice
HDL	High-density lipoprotein
HMO	Health maintenance organization
Homocysteine	An amino acid produced by the body. Elevated levels of homocysteine in the blood appear to have a link to elevated risk of cardiovascular disease
HPB	Canadian Health Protection Branch - the agency of Health Canada that regulates the production, safety and efficacy of biological and pharmaceutical products, diagnostics and medical devices in Canada
Hypercholesterolemia	High blood cholesterol
Hyperlipoproteinemia	An excess of lipoproteins in the blood
IDC	Infiltrating ductal carcinoma
in-license	Acquiring the rights to a technology and the related know-how from an unrelated company or institution in order to further develop, commercialize or otherwise exploit the technology
ISO	International Organization for Standardization
IVD
In vitro diagnostic products are those reagents, instruments and systems intended for use in diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat or prevent disease

LDL	Low-density lipoprotein
Lipids	A group of organic substances, including fatty acids, which are insoluble in water
Lipoproteins
Any of a group of conjugated proteins in which at least one of the components is a lipid. Lipoproteins, classified according to their densities and chemical qualities, are the principal means by which lipids are transported in the blood.

Lymphatic	A vessel that conveys lymph fluid through the lymphatic system. Lymph fluid carries cells that help fight infection and disease
Mammography	An X-ray of the breast with the breast in a device that compresses and flattens it
Metastasis	The process by which cancer spreads from the place at which it first arose as a primary tumor to distant locations in the body
NIH	United States Department of Health and Human Services - National Institutes of Health
NSCLC	Non-small cell lung carcinoma
out-license	Granting the rights to a technology and the related know-how to an unrelated company or institution in order to further develop, commercialize or otherwise exploit the technology

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Term	Meaning
PMA	Pre-marketing approval
Polyp	A mass of tissue that develops on the inside wall of a hollow organ, as within the colon or rectum. Polyps may be benign, premalignant, or malignant
PVD	Peripheral vascular disease is a disease of blood vessels outside the heart affecting peripheral circulation as opposed to the cardiac circulation
SCLC	Small cell lung carcinoma
Sigmoidoscopy	Inspection of the rectum and lower colon using a thin lighted tube called a sigmoidoscope
Sonography	A diagnostic medical procedure that uses high frequency sound waves (ultrasound) to produce dynamic visual images of organs, tissues or blood flow inside the body
Spectrophotometer	An instrument for measuring the relative intensities of light in different parts of a spectrum
Squamous cell carcinoma
Cancer that begins in squamous cells - - thin, flat cells that are found in the tissue that forms the surface of the skin, the lining of hollow organs of the body and the passages of the respiratory and digestive tracts

Statins	A class of drug that lowers blood cholesterol
Stenosis	A narrowing
Sterol	A family of fat-like compounds that include cholesterol
TC	Total cholesterol
Vasoactivity	Affecting blood vessels especially in respect to the degree of their relaxation or contraction
VLDL	Very low-density lipoprotein

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CORPORATE STRUCTURE

PreMD Inc. (“PreMD”, or the “Corporation”) was originally incorporated under the Canada Business Corporations Act (“CBCA”) on November 9, 1992.  PreMD was amalgamated with its wholly owned subsidiary 2860601 Canada Inc. pursuant to the Canada Business Corporations Act on February 1, 1999. In addition, on September 27, 2005 the name of the corporation was changed from IMI International Medical Innovations Inc. to PreMD Inc.  The only material subsidiary of PreMD is its wholly owned subsidiary, PreMD International Inc. (Switzerland), a corporation incorporated under the laws of Switzerland.  PreMD’s head office and principal place of business is located at 4211 Yonge Street, Suite 615, Toronto, Ontario, M2P 2A9.  PreMD currently rents approximately 3,500 square feet of office space at this location and 1,100 square feet of laboratory facilities at McMaster University in the new Biosciences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery, in Hamilton, Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS OF PreMD

Overview

PreMD is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. PreMD’s products are designed to identify those patients at risk for disease.  With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps prevented altogether.  PreMD is developing easy-to-use, accurate and cost-effective tests designed for use at the point of care, in the doctor’s office, at the pharmacy, for insurance testing and eventually, as a home use test.

PreMD’s current pipeline of products includes:

•	Coronary Artery Disease Risk Assessment Technology[1]
•	PREVU* Point of Care (POC) Skin Cholesterol Test, which is cleared for sale in Canada, has a CE mark for European countries and has limited clearance in the U.S. (CLIA-exempt)
•	PREVU* LT Skin Cholesterol Test, a lab-processed format, which is cleared for sale in Canada and has a CE mark for Europe
•	PREVU* PT Skin Cholesterol Test (a consumer or cosmeceutical-oriented format) currently in development

•	Cancer Screening Tests (in clinical studies)
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

1 PREVU* POC was formerly known as Cholesterol 1,2,3™

Key Relationships

Strategic:  AstraZeneca Pharmaceuticals LP

On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Corporation’s skin cholesterol test in the United States.  Under the financial terms of the agreement, the Corporation received an upfront payment of $533,000 (US $500,000) and will be eligible to receive a series of additional payments of up to US $6.0 million upon attainment of various development and revenue targets.  In addition,  PreMD will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US $30 million per year.  The agreement does not provide for a fixed termination date.

Research: ColorectAlert™

On January 5, 2007, the Corporation amended the ColorectAlert™ license agreements.  Under the terms of the amendment, the Corporation replaced Dr. A.K. Shamsuddin with Med-11 AG (“Med-11”) as the licensor and agreed to pay $175,000 to Med-11.  This amount was expensed in 2006 as general and administration expense.  The amendment also reduced the royalty payable by the Corporation from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Corporation may have been required to pay under the initial agreements.

Private Placement

On March 27, 2007, the Corporation issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of approximately $3,880,000.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.  On July 30, 2007, the Corporation filed a Form F-3 registration statement with the United States Securities and Exchange Commission (“SEC”) to register the shares issued pursuant to the private placement.

Subsequent to the year end, on March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

Convertible Debenture Financing

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of CDN$9,828,000 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000).   The unsecured debentures bear interest at an annual rate of 7% (effective rate of 15% on the liability component), payable quarterly in cash or common shares at the Corporation’s option.  The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of common shares at the time of the applicable interest date and is based on a fixed exchange rate of $0.8209.  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment).  If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares.  Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment).  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.  On August 25, 2006, $475,000 (US $430,000) of the debentures were converted into 150,877 common shares of the Corporation, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to capital stock.

Stock exchange listing
On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

Regulatory

Subsequent to the year end, on January 15, 2008, the Company received a non-substantially equivalent (“NSE”) letter from the United States Food and Drug Administration (the “FDA”) regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test.  The Company has filed a request for a second level review of the 510(k) submission and is fully exploring the issues raised by the FDA in order to achieve FDA clearance.

Business Strategy

The Corporation’s objective is to be a leader in the field of predictive medicine.  To achieve this goal, PreMD is pursuing the following strategies:

Identify and Target Significant Markets with Unmet Needs

PreMD focuses its efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases. PreMD’s products address cardiovascular disease (“CVD”) and cancer, diseases where early detection, intervention and ongoing monitoring can significantly improve patient outcomes.  CVD claims the lives of 17 million people worldwide each year, and has no geographic, gender or socio-economic boundaries (World Health Organization World Health Report, 2004). Colorectal, lung and breast cancers combined kill approximately two million people annually worldwide (Globocan 2002, Cancer Incidence, Mortality and Prevalence Worldwide. International Association for Cancer Research (IARC), Cancer Base No. 5, Version 2.0, IARCPress, Lyon, 2004).

Ensure a Multiple Product Pipeline

PreMD pursues sustained development by building and maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders.   PreMD continuously assesses other possible applications of its technologies. In addition, PreMD continues to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that offer clear cost/benefit trade-offs to products currently available.  After identifying and evaluating an appropriate technology, PreMD purchases or in-licenses the related patents and know-how, completes the development of prototypes and defines the manufacturing protocols.  Where appropriate, PreMD conducts clinical trials to obtain regulatory approval and registers the product for sale.

PreMD invests substantially all of its funds in product and clinical development, as opposed to basic research. By investing in this phase of development, management of PreMD believes that it can add value for its shareholders and avoid the more expensive, riskier research stage of the product development cycle.

Maintain a Strong Clinical Program

PreMD maintains a strong clinical program.  PreMD’s objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use.  PreMD’s clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of PreMD’s products.  In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for PreMD’s tests.

Pursue Strategic Relationships

PreMD builds collaborative relationships with leading companies, organizations and institutions to conduct clinical trials and to assist with the development of its products.   Some of PreMD’s current and previous relationships include AstraZeneca Pharmaceuticals LP; The Cleveland Clinic Foundation; U.S. National Cancer Institute; AtheroGenics, Inc.; Jabil Circuit, Inc.; Thermo Fisher Scientific Inc.; University of Texas M.D. Anderson Cancer Center; Montreal Heart Institute; and National Heart, Lung and Blood Institute.

PreMD also seeks, at the appropriate time, to license its products to major diagnostic, pharmaceutical or consumer goods companies for any or all of the related marketing, sales, manufacturing and distribution.  This strategy allows us to minimize the expenses and risks of large-scale commercialization.  In addition, through these relationships, we gain the expertise of others, which enhances our ability to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to PreMD’s business.  PreMD continuously seeks to file patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel applications.  PreMD has acquired, by licence or assignment, rights to patents and applications filed in Canada, the U.S. and internationally.  PreMD also relies upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain its competitive position.

PreMD currently owns patents for technology for coronary artery disease (“CAD”) risk assessment that measures skin tissue cholesterol to help determine an individual’s risk of CAD, and has acquired a license to technologies used to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, PreMD has patents pending for color measurement in biological reactions and skin striping for cholesterol measurement (See “Business of PreMD - Patent and Proprietary Protection). PreMD believes that these innovative technologies will fulfil market needs through their ease-of-use and by contributing to cost-effective patient health management.

Leverage Management’s Scientific, Product Development and Commercialization Expertise

PreMD is led by an experienced group of individuals with significant industry expertise in the areas of research, regulatory affairs, sales and marketing, and finance.

BUSINESS OF PreMD

Industry Overview

The Market for Disease Detection or Biomarkers

The Aging Population
As the population ages, so do the incidences of both cardiovascular disease and cancer, among other diseases.  According to the United States Census Bureau data published in 2000, the U.S. population aged 65 and older is projected to double by 2030.  By 2030, individuals aged 65 and older will account for 20% of the U.S. population.  Around the world, the aging population has contributed to dramatic growth in health care spending.

Escalating Health Care Costs
In most countries, total health care spending is at an unsustainable level.  In many nations, including the United States, health spending is growing at a rate that exceeds economic growth.  In 2004 in the U.S., health care spending accounted for approximately 15.3% of the gross domestic product.  Faced with escalating expenditures, governments, insurers and consumers are evaluating and implementing cost containment strategies.  We believe that technologies that are patient-friendly, easy to use and cost effective while maintaining quality of care represent a significant market opportunity.

Innovative Technologies Enable Improved Risk Assessment
Technological advances have created more effective, easy-to-use devices, enabling risk assessment to be moved closer to the patient.  This has resulted in the earlier and more cost-effective identification of disease and the initiation of therapy or prevention at an earlier stage.  The use of screening and monitoring diagnostics for early intervention, improved treatment and ongoing monitoring has emerged as an important component of managed health care.

Trend Towards Health Self-Management
The trend towards greater use of point-of-care testing and self-diagnosis began in the early 1980s and is expected to continue.  Increasingly, people are focused on personal wellness and the vital role of the individual in health maintenance.  Similarly, the aging population is demanding better preventative care that is patient friendly.

Industry Trends
Several large companies, including Abbott Laboratories Limited, Bayer Inc., Beckman Coulter Inc., Becton Dickenson, Johnson & Johnson and Roche Diagnostics Systems, dominate the medical device and diagnostics industry.  Relative to the pharmaceutical industry, product development is generally characterized by lower development costs, shorter regulatory timelines and a shorter time to market. These advantages may be offset by somewhat lower margins as compared to the pharmaceutical industry.

The Point-of-Care Market

Theta Reports projected strong growth in the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) from 2000 to 2005. Specifically, in 2000, Theta Reports (Theta High Growth Diagnostic Markets, Report No. 1045, Sept. 2000) projected the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) to be almost US$2.3 billion.   For 2005, Theta projected this market to increase to approximately US$3.8 billion.  Approximately 50% of these point-of-care tests are sold in North America and approximately 25% are sold in Western Europe.

The Home Testing Market

Complementing the trend towards increased use of point-of-care diagnostics is the expanding market for self-testing and home-use diagnostic tools which are generally available at pharmacies as over-the-counter products.  The growth of this market has been attributed to the following four main factors:

•	greater awareness of personal wellness and the increasing role by individuals in health maintenance;

•	a health-conscious and aging population which is placing a growing emphasis on preventative care;

•	technological advances that have improved both the ease-of-use and accuracy of diagnostic products, thereby gaining greater support from medical practitioners; and

•	availability of over-the-counter (“OTC”) products and other therapies to treat serious diseases.

New emerging diagnostic and monitoring trends are expected to help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses.  Between 2002 and 2007, the global OTC market for home diagnostic testing is expected to increase by 49%, at a compound annual growth rate of 8.3% (PJP Publications Ltd., 2003).  The U.S. dominates the global market for OTC diagnostic testing.  In 2002, the total U.S. home testing market was valued at US$2.65 billion (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003).

Channels of Distribution

Until recently, most complex diagnostic procedures were performed in hospitals with in-house laboratories and in centralized clinical laboratories.  As a result, sales and distribution efforts by manufacturers of diagnostic products have focused on such laboratories.  This market has been, and continues to be, serviced almost entirely by large, integrated marketing and distribution companies.  These large companies maintain strong sales and marketing departments including salespeople calling directly on physicians’ offices.  However, technological advances resulting in new and/or improved product offerings are changing the market. This product innovation has allowed for expanded use of complex diagnostic products in doctors’ offices, corporate health centres and the home.  The result is a greatly expanded set of potential markets with a similarly expanded set of distribution channels.

Management of PreMD anticipates that several of PreMD’s products will extend into these new market segments.  With its initial products, PreMD anticipates establishing strategic alliances with pharmaceutical, diagnostic or consumer goods companies.  Such companies would ideally offer conventional distribution networks supplemented by direct selling to select markets such as work sites, community health centres, preventive care facilities or home care networks.

Research and Development

Below is a summary of PreMD’s products and the related stages of development for each product in clinical development.  The summary contains forward-looking statements regarding timing of completion of product development phases.  The actual timing of completion of those phases could differ materially from the estimates produced in the table:

PRODUCT	DESCRIPTION	PHASE OF DEVELOPMENT	2007 EXPENSES	NEXT PHASE FOR 2008
Coronary Artery Disease (“CAD”) Risk Assessment Technology
PREVU*POC Skin Cholesterol Test	Point-of-care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada and Europe; limited clearance in U.S.		Obtain FDA clearance for expanded claim; commercial sales

PREVU* LT Skin Cholesterol Test	Lab-processed skin test	Completed insurance clinical trial; FDA submission on hold		FDA clearance; commercial launch in select markets

PREVU* PT Skin Cholesterol Test	Semi-quantitative consumer or cosmeceutical oriented test	Prototype development		Complete development and initiate pilot clinical trial

Total expenditures on skin cholesterol:			$1,498,000
Cancer

ColorectAlert™ and Colopath™	Mucus test for detection of colorectal cancer	300 patients tested in EDRN clinical trial and approximately 2,500 in previous trials	$235,000	Analyze interim data; if positive, discuss partnering opportunities and add additional clinical trials for regulatory clearance

LungAlert™	Sputum test for detection of lung cancer	3,500 patients tested in IELCAP clinical trial	$269,000	Analyze interim data; if positive, discuss partnering opportunities; publish/present scientific papers; and expand clinical trials for regulatory clearance

Breast cancer test	Nipple aspirate test for detection of breast cancer	Pilot clinical trial completed	$110,000	With ColorecAlert and LungAlert data, discuss partnering opportunities. Analyze data; if data positive, initiate additional clinical trials for regulatory clearance

Coronary Artery Disease (“CAD”) Risk Assessment:  The Role of Skin Cholesterol

Overview

According to the most recent data available from the World Health Organization, cardiovascular diseases, particularly heart attack and stroke, claim the lives of 17 million worldwide annually.  Coronary artery disease, or heart disease, accounts for 7.2 million of these deaths.  According to the American Heart Association, in the U.S., every 26 seconds an American will suffer a coronary event, and about every minute someone will die from one.

Cholesterol is a soft, waxy substance that is produced by the body, and is obtained from eating certain foods, such as meat, eggs, and other animal products.  Cholesterol is transported in the blood by plasma lipoproteins.  The deposit of cholesterol on to damaged blood vessel walls results in the development of a lesion that eventually reduces both the flexibility of the afflicted blood vessel as well as intravascular space.  This atherosclerotic plaque results in increased risk not only for coronary artery disease but also for angina pectoris and sudden cardiac death, stroke, and peripheral vascular disease.

Traditional Risk Factors

High blood cholesterol is considered to be a major risk factor for coronary artery disease.  In the U.S., the National Cholesterol Education Program, a nationwide effort to reduce the prevalence of high blood cholesterol launched by the U.S. National Institutes of Health in 1985, has spurred significant growth in the market for cholesterol and other risk assessment tests.  Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

However, blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require a fasting blood sample from the patient.  Additionally, several studies suggest that about half of all heart attack patients actually have blood cholesterol levels within what is considered a normal, healthy range.

Plasma total cholesterol levels (“TC”) (sometimes referred to as serum lipid levels), alone do not accurately predict risk of atherosclerosis.  Better results have been obtained through measurement of plasma lipoproteins.  Cholesterol is transported in the blood by plasma lipoproteins.  Four major lipoprotein classes can be identified on the basis of their physiochemical properties:  chylomicrons, very low-density lipoproteins (“VLDL”), low density lipoproteins (“LDL”) and high-density lipoproteins (“HDL”).  For example, LDL fractions contain 75% of the blood cholesterol and are associated with deposits on artery walls.  In contrast, HDL fractions bind to some of the cholesterol in blood and transport it to the liver where it is metabolized.  Thus, in general, elevated LDL, in the absence of elevated HDL, is associated with atherosclerosis whereas elevated levels of HDL, alone are associated with lower levels of disease.

Cardiovascular disease risk is determined by identifying the risk factors present and combining these cardiovascular risk factors to determine overall risk.  The accurate assessment of an individuals risk level is the key to effective treatment and risk management.  Other traditional cardiovascular risk factors include:
•	gender
•	increasing age
•	heredity
•	tobacco smoking
•	high blood pressure
•	physical inactivity
•	diet
•	obesity
•	diabetes mellitus

A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index (“ABI”), and soluble intercellular adhesion molecule (“ICAM-1”). Many of these factors are costly to measure or assess, and they are resource intensive and inappropriate for a primary care setting, as they require invasive procedures.

Skin Cholesterol: A New Risk Factor for Coronary Artery Disease

PreMD has developed PREVU* POC and PREVU* LT Skin Cholesterol tests, patient-friendly and cost-effective tools that assess patients at high risk of coronary artery disease.

A third product designed for home use, PREVU* PT Skin Cholesterol Test, is undergoing internal validation and stability studies.

PREVU* non-invasively measures the amount of cholesterol in the skin tissues.  As a new risk factor for heart disease, skin cholesterol provides valuable additional information to traditional CAD risk assessment.  Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue.  As blood vessel walls accumulate cholesterol, the skin tissues also accumulate cholesterol.  Clinical studies suggest that skin cholesterol tests can discriminate among healthy individuals, those at risk of having moderate atherosclerosis and those suspected of having significant disease.  Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease.  Identifying patients with high subclinical cardiovascular disease is the key to preventing a first cardiac event and reducing the overall burden of heart disease.

Competitive Landscape

We are not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol.  We are aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown.  We have many issued patents and patents pending internationally related to the skin cholesterol technology and multiple patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

Market

NIH guidelines provide that individuals (all adults over 20 years of age and children over the age of two with a family history of high total cholesterol or heart disease) with satisfactory total cholesterol values should have their cholesterol tested every five years, individuals with borderline high TC should have a lipid test repeated annually, and those with high TC should have at least three lipoprotein tests conducted to confirm their values and to help their physician decide what therapy, if any, should be instituted.  Individuals receiving diet or drug therapy may be re-tested every three to six months to track the effectiveness of the therapy.

Since the inception of the NCEP, the market for cholesterol and other risk assessment tests has experienced significant growth.  A study in the “Morbidity and Mortality Weekly Review”, United States Center for Disease Control, September, 2000, reported that the percentage of Americans who have had their cholesterol checked jumped from 67% in 1991 to 71% in 1999.  In a 2006 report, the American Heart Association estimates that approximately 100 million American adults, representing nearly half the U.S. adult population, had elevated cholesterol levels and about 35 million American adults had cholesterol readings over the danger level (240 mg/dL or higher).  Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

The economic impact of cardiovascular disease on the U.S. health care system is growing larger as the population ages. The American Heart Association projects the total cost (including direct health expenditures as well as lost productivity) of cardiovascular diseases to reach $403 billion, (American Heart Association, Heart Disease and Stroke Statistics, 2006).  In 2003, the total cost of cardiovascular disease was estimated at $351 billion (National Center for Chronic Disease Prevention and Health Promotion).

The Opportunity

Most patients who develop CAD have at least one major risk factor that exceeds recommended levels.  These higher-risk patients can benefit the most from additional risk stratification testing.  Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease.  Identifying patients with high subclinical cardiovascular disease is key to preventing a first cardiac event and reducing the overall burden of heart disease.  PreMD believes that PREVU* Point of Care Skin Cholesterol Test is a valuable tool for risk stratification in the primary, or point of care, prevention of CAD.

Skin Cholesterol Pathology

In 1993, PreMD acquired the patent rights underlying PreMD’s skin cholesterol technology for the U.S., Canada and Western Europe and later expanded its intellectual property rights covering such technology.  See “Business of PreMD - Coronary Artery Disease (CAD) Risk Assessment Technology - Patents”.

Since the mid-1960s, scientists have tried to measure skin cholesterol as a marker for cardiovascular disease, recognizing it had the potential to provide additional information about CVD risk over blood cholesterol testing. As previously discussed, skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue.  Thus, as blood vessel walls accumulate cholesterol, it is believed that skin accumulates cholesterol.  This led to the hypothesis that skin may be a better source of estimating CAD than blood.  A number of studies carried out in the 1970s and early 1980s, largely in Europe, provided evidence in support of this hypothesis.  The results of these studies indicate that:

•	skin cholesterol levels were found to be higher in individuals with abnormal coronary angiograms than in those with normal coronary angiograms;

•	skin cholesterol levels were found to be elevated in individuals with hyperlipoproteinemia compared to those with normal serum lipid levels; and

•	skin cholesterol levels were elevated in individuals having coronary bypass surgery compared to age-matched healthy controls.

In most of the prior studies, skin cholesterol was estimated after extraction from tissue sample using organic solvents.  Thus the nature of the sample precluded its use in general clinical practice.

PreMD’s Cardiovascular Products

PREVU* POC Skin Cholesterol Test, formerly known as Cholesterol 1,2,3TM, is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient’s epidermis (skin) surface.  The test is conducted in three minutes in two separate steps on the palm of the hand.  In the first step, a chemical solution consisting of a cholesterol-binding agent and an enzyme, linked together by a synthetic copolymer, is placed on the hand for one minute. This solution binds to the skin’s cholesterol-rich surface layer.  After one minute the excess solution is blotted dry, leaving only that part of the solution that is bound to epidermal cholesterol.  In the second step, an indicator solution, containing a dye in a colorless form, is placed on the same area of the hand and reacts when it contacts the enzyme, which is bound to epidermal cholesterol.  As a result, a color change reaction is created.  After only two minutes, a hand-held color measurement instrument, or spectrophotometer, reads this reaction and produces a numerical result.

PREVU* POC is packaged in a 40-test kit that contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as 40 adhesive-backed pads.  In addition, a patented hand-held instrument is used to measure the color change and provides a skin cholesterol value.  The results of this test give an indication of the patient’s CAD risk in high risk or suspected individuals.

PREVU* POC has a shelf life of 24 months.  Management of PreMD believes that this test is inexpensive to produce and will be cost competitive with current alternative tests.  PREVU* POC is designed for use at the point of care and is licensed to AstraZeneca Pharmaceuticals in the U.S.

PreMD has adapted the PREVU* technology into a lab-processed format, called PREVU* LT, aimed primarily at the life insurance testing industry.  Like PREVU* POC, PREVU* LT is administered painlessly and rapidly, without fasting, needles or blood sample required.  The testing procedure samples surface skin cells from the palm of the hand using a specially designed adhesive, which is then sent to a laboratory where the surface is assessed for skin cholesterol.

Development History and Clinical Findings

Validation of the synthesis of the chemicals comprising the binding solution of PREVU* POC was conducted at McMaster University, Hamilton, Ontario (“McMaster”), pursuant to a research service agreement executed in April 1997, as amended in October 2000, between McMaster and PreMD.  From November 2000 until October 31, 2005, PreMD provided research and development sponsorship funding to McMaster.  In consideration for this sponsorship, PreMD had the right to use of laboratory facilities at McMaster as well as the right of first refusal for a license any intellectual property created as a result of the funding.  PreMD is currently evaluating several new technologies generated by the research program   On November 17, 2005, PreMD leased new laboratory facilities at McMaster University in the new Biosciences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery.

The following table summarizes the key development and clinical evaluations of PreMD’s skin cholesterol test to date:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

PREVU* Skin Cholesterol Test: Completed Studies

Skin cholesterol and stress test	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Determine relationship between skin cholesterol and serum lipid levels; measure correlation of skin cholesterol to stress test outcome
Skin cholesterol shown to correlate with presence of cardiovascular disease (as measured by stress test outcome) “independent[ly] of serum lipids”.  Researchers concluded that skin cholesterol may be a better predictor of stress test outcome than serum cholesterol.
Presented at 31st Annual Oak Ridge Conference, 1999. Published in Journal of Clinical Chemistry in 2001
Skin sterol and response to therapy	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Determine ability of skin cholesterol to monitor patient response to lipid-lowering medications	Skin cholesterol may have utility in monitoring response to cholesterol-lowering therapies	Presented at American Association for Clinical Chemistry annual meeting in 1999
Measuring skin cholesterol levels to assess CAD	Dr. Dennis Sprecher	The Cleveland Clinic Foundation; The Canadian Heart Research Centre; The Trillium Health Centre	Correlation between skin sterol and angiography outcome
Skin sterol shown to increase with extent of disease as measured by coronary angiography, the gold standard for diagnosis of CAD, and to provide new information with respect to risk assessment for CAD.  Skin cholesterol and serum levels of total cholesterol were not correlated.
Additionally, patients with a history of myocardial infarction had a significantly higher skin cholesterol level.

Presented at American Heart Association (AHA) annual meeting, 2000; presented at Arteriosclerosis, Thrombosis and Vascular Biology annual meeting in 2002; published in journal Atherosclerosis in 2003; presented at Arteriosclerosis, Thrombosis and Vascular Biology annual meeting in 2005; published in Atherosclerosis in August 2005

Skin cholesterol and other markers of CAD risk	Dr. John Mancini	University of British Columbia; St. Paul's Hospital	Determine correlation of skin cholesterol to other measures of CAD risk, including carotid sonography, flow-mediated brachial vasoactivity and serum markers.	Skin cholesterol correlates to Framingham Global Risk Score and inflammatory markers, notably ICAM-1	Published in American Journal of Cardiology in 2002

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
Pediatric skin cholesterol study	Dr. Katherine Morrison	St. Joseph's Hospital	Examine skin cholesterol levels in children with hypercholesterolemia	Skin cholesterol can be reliably measured in children	Presented at the 2003 Endocrine Society Annual Meeting
Skin cholesterol and statins	Dr. Marcus Reiter	University of Vienna	Examine skin cholesterol response to certain cholesterol-lowering medications
Patients treated with statins experienced decreases in skin cholesterol values as well as in blood cholesterol; initial data shows that skin cholesterol may be a useful monitoring tool for patients taking statins

Data published in Journal of Clinical Chemistry in January 2005
Skin cholesterol and carotid IMT	Dr. James Stein	University of Wisconsin	Measure relationship between skin cholesterol and disease using carotid IMT (CIMT)	Skin cholesterol has strong correlation to increased CIMT, an established risk predictor of heart attack and stroke	Data presented at American College of Cardiology annual meeting, March 2005; published in American Heart Journal, December 2005
PRACTICE	Dr. Milan Gupta	William Osler Health Centre	Examine skin cholesterol levels in South Asians
Interim data confirmed that skin cholesterol provides new information about a patient’s risk of CAD.  Skin cholesterol may have value in stratifying patients with established CAD who have been treated with cholesterol-lowering medications. Further data presented in 2005 showed that patients who have both high skin cholesterol and high levels of C-reactive protein have an increased risk of metabolic syndrome

Data presented at Canadian Cardiovascular Congress in October 2004; further data presented at Canadian Cardiovascular Congress in October 2005
PREPARE	Dr. David Waters; Dr. Dennis Sprecher; Dr. John Mancini	Various, in life insurance testing industry	Relationship between skin cholesterol (PREVU* LT) and risk of CVD as estimated by Framingham score	Data is being used for Regulatory Submissions	Manuscript being prepared
PASA	Dr. James Stein	University of Wisconsin and five other U.S. sites	Relationship between skin cholesterol and disease using carotid IMT in a low risk population	Data has been used for Regulatory Submissions to FDA	Manuscript accepted for publication

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
ARISE (Aggressive Reduction in Inflammation Stops Events)	Dr. Rob Scott	AtheroGenics, Inc.; study conducted at multiple sites around world	Study will examine skin cholesterol changes in response to AtheroGenics’ AGI-1067 therapy. Trial will also provide data on relationship between skin cholesterol and primary cardiovascular events	Some data under analysis
MESA (Multi-Ethnic Study of Atherosclerosis) sub-study	Dr. Pamela Ouyang	National Heart, Lung and Blood Institute; Johns Hopkins Bayview Medical Center	Study examining correlation of skin cholesterol to early markers of CAD across different ethnic groups	Interim data demonstrated that skin cholesterol levels correlated with the presence and extent of coronary calcification	Interim data presented at American Heart Association in 2003; interim data published in Atherosclerosis in July 2005
All Comers' study	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Study examining relationship between skin cholesterol and Framingham Global Risk Score and other markers of CAD in patients suspected of having CAD. Trial includes PREVU* POC and PREVU* LT	Study Completed

Regulatory Clearance

In January 2001, regulatory clearance was granted by the HPB for sale of PREVU* POC in Canada for risk assessment of coronary artery disease.

In June 2002, PreMD received FDA clearance for sale of PREVU* POC in the United States as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease (>50% stenosis in >1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered.  Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

On September 5, 2002, PREVU* POC was CE-marked, enabling PreMD to sell this product in Europe as part of risk assessment for coronary artery disease.  The product was registered with the Competent Authority in the U.K.  Registrations with Competent Authorities of other European Union Member States can follow after translation of the labelling for PREVU* POC  in their respective languages has been completed.

In 2006, the PREVU* POC hand held spectrophotometer received FDA clearance, a class II license in Canada, and was CE-marked. PREVU* LT received a class II license in Canada and was CE-marked.

In 2007, PreMD submitted a 510(k) to the FDA for PREVU* POC for an expanded claim based on data from the PASA clinical trial.  Subsequent to the year end, on January 15, 2008, the Corporation received a non-substantially equivalent (“NSE”) letter from the FDA regarding the 510 (k).  The Corporation has filed a request for a second level review of the 510 (k) submission and is exploring the issues raised by the FDA in order to achieve FDA clearance.

Production and Services

On April 1, 2007, PreMD entered into an agreement with Jabil Circuit, Inc. (“Jabil”), pursuant to which Jabil agreed to manufacture its hand-held cordless instrument and related software for skin cholesterol testing.  The instrument measures the color of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.  The term of the Jabil agreement is five years, renewable annually thereafter.

On May 25, 2007, PreMD entered into an agreement with Thermo Fisher Scientific Inc. (“Thermo Fisher”) to manufacture and supply PreMD with PREVU* POC test kits.  The term of the Thermo Fisher agreement is three years, renewable annually thereafter.

PreMD adheres to Good Manufacturing Practices, or GMP, which is a critical component in ensuring quality.  GMP, a universal concept throughout the medical device industry, refers to internationally accepted quality standards for ensuring that products are produced in a consistent and controlled way. GMP regulations are the minimum requirements that must be adhered to when manufacturing, processing, packing, or holding a medical device. Following these regulations gives assurance that the device has the required safety, identity, and quality characteristics.

PreMD has established and maintains a quality system to ensure high standards of production and operational quality, and inventory management, which extends to third-party suppliers of components or services.  Subsequent to fiscal year end, in February 2006, PreMD received ISO 13485: 2003 Quality System Certification from a Canadian Medical Device Conformity Assessment System (CMDCAS)-recognized registrar. This certification confirms that PreMD meets the highest international standards for quality control and customer service.  PreMD previously received ISO 13488:1996 Quality System Certification in October 2003.

Marketing and Distribution

On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Corporation’s skin cholesterol test in the United States.  Please see “General Development of the Business of PreMD – Key Relationships.”

Competition

The measurement of cholesterol is currently conducted through blood-based analysis.  PreMD is not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol.  PreMD is aware that research has been undertaken using other testing approaches that employ body fluids such as saliva.  Other researchers are examining testing approaches that employ tears. The stage of development of such approaches is unknown.  See “Risk Factors”.

The cholesterol testing market can be divided into three distinct segments:  (i) the point-of-care segment; (ii) the clinical laboratory setting; and (iii) the home use segment.  Currently, the majority of cholesterol testing is performed in a clinical setting, which includes hospital-based and independent laboratories.  These facilities employ sophisticated multi-test analyzers, which perform a wide range of blood-based diagnostic tests.  These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc.  They must be operated by skilled technicians, and, for certain tests, the pre-treatment of the blood samples is required.

In the point-of-care market, desktop analyzers have been developed, offering a more limited range of tests than clinical analyzers.  These devices offer ease-of-use and immediacy of results as primary advantages over clinical analyzers, which are usually distantly located from the patient.  These point-of-care tests are all invasive, requiring, at a minimum, a lancet puncture to the finger for blood to conduct the test.  Some of the firms involved in the development or marketing of such products include Roche Diagnostics Systems, Lifestream Technologies, Inc. and Cholestech Corporation.  Another U.S.-based company, Chematics, Inc., is marketing a point-of-care, three-minute blood-based test that is available on a mail-order basis.

PreMD believes that its skin cholesterol tests will compete effectively in the point-of-care and laboratory-testing markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness.  PreMD’s technology is supported by strong scientific validation, including a number of published papers and presentations.  This validation could play an important role in enhancing the endorsement and adoption of skin cholesterol testing by the medical community.

Key Markets

PreMD envisions the following markets or marketing strategies for its suite of PREVU* tests:

•
Risk assessment by physicians.    This market includes primary care physicians, hospitals and managed care organizations as well as various health care providers and programs, such as preventive cardiology clinics where cardiovascular risk assessment is conducted.

•
Risk assessment outside physicians’ offices.  This market includes in-store health clinics, large employers that offer health and wellness programs, wellness clinics or service providers, and natural health clinics or service providers.

•
Screening for insurance risk assessment. The market for insurance testing represents a significant opportunity for PREVU* LT. In North America about 14 million new insurance policies are granted every year, approximately 6.25 million of which include screening performed using oral fluid testing and/or blood. (American Council of Life Insurers: Life Insurance Fact Book, 2004)

•
Home testing market.  If developed successfully, PREVU* PT could be purchased by individuals in a retail pharmacy and self-administered at home to test and monitor skin cholesterol levels.  The U.S. cholesterol self-test market is projected to grow from about US$30 million in 2003 to just under US$150 million in 2007, driven largely by the introduction of non-invasive measurement products. (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003)

Colorectal Cancer Tests (ColorectAlertTM and ColoPathTM)

Pathology

Colon and rectal cancer is the third most prevalent cancer in North America.  Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum.  Spread may be by lymphatics or blood vessels and occasionally along nerves.  Untreated colorectal cancer leads to death.

Colon and rectal cancer is staged by imaging and biopsy studies.  According to the Duke’s Classification Method, colorectal cancer is categorized into four groups:

Stage A:	tumor is limited to the wall of the colon or rectum

Stage B:	tumor has extended to the extracolonic or extrarectal tissue but there is no involvement of regional lymph nodes

Stage C:	tumor has spread to regional lymph nodes

Stage D:	tumor has spread to distant organs

Early stage disease is not associated with symptoms and about 60% of all cases have spread beyond the colon or rectum (Stages C and D) at the time of diagnosis.  Common symptoms associated with later stage disease include blood in the stool, abdominal pain, change in bowel habits and unexplained weight loss.  Surgery is the treatment of choice for early stage disease and surgery, chemotherapy and/or radiotherapy may be used to alleviate symptoms in later stage disease.

Colorectal Cancer Screening

In the absence of effective treatment for advanced stage disease, screening is important.  Screening must identify early stage disease in asymptomatic individuals in order to be effective.  According to the Colorectal Cancer Association of Canada, when detected early, colorectal cancer has a 90% cure rate.  The American Cancer Society recommends screening for colorectal cancer beginning at age 50. It is recommended that both men and women should follow one of the following five testing schedules:

•	yearly fecal occult blood test (“FOBT”)*
•	flexible sigmoidoscopy every five years
•	yearly FOBT* plus flexible sigmoidoscopy every five years**
•	double contrast barium enema (“DCBE”) every five years
•	colonoscopy every 10 years

*For FOBT, the take-home multiple sample method should be used.
**The combination of FOBT and flexible sigmoidoscopy is preferred over either of these two tests alone.

Market

The American Cancer Society projected that in 2006 there would be an estimated 148,610 new cases of colorectal cancer in the U.S. and more than 55,170 deaths (accounting for 10% of all cancer deaths) resulting from the disease. This relatively high mortality rate is due in part to the lack of accurate screening tests for the early detection of the disease (American Cancer Society, Cancer Facts and Figures 2006).  The primary risk factor for colorectal cancer is age, with more than 90% of cases diagnosed in individuals over the age of 50. According to data from the U.S. Census Bureau published in 2000, there are approximately 80 million Americans over the age of 50.  However, it is estimated that only about half of the people who should be screened for this deadly disease are actually screened.  In 2003, 23% of people aged 50 and older had received an FOBT (home-based test) within the past two years.  In 2003, 44% of people aged 50 and older had ever received a colorectal endoscopy (sigmoidoscopy or colonoscopy) (National Cancer Institute Cancer Trends Progress Report – 2005 Update).

On average, 13 person years of life are lost for each colorectal cancer death.  In addition, treatments such as surgery, colostomies, chemotherapy and radiotherapy can also produce significant illness.  Early detection of cancer is a high priority given the high cost of treatment and the costs associated with the premature death.  The most prevalent test is FOBT but many patients and professionals generally do not want to perform the test because it involves smearing stool samples on a slide and because the test has relatively poor predictive values.  Only 39% of colorectal cancers are discovered at an early, localized stage, mostly due to low rates of screening (American Cancer Society, Cancer Facts and Figures, 2006).

The Opportunity

PreMD’s rectal mucus test (“ColorectAlert”) is a patented technology that detects the TF antigen in mucosal secretions.  The TF antigen has been associated with cancerous and pre-cancerous conditions.  Dr. A.K.M. Shamsuddin (the “ColorectAlert Inventor”) of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine.  Pursuant to agreements (the “ColorectAlert Licence Agreements”) dated March 27, 1998, May 1, 1998, October 23, 2001 and January 5, 2007 between PreMD, Med-11 AG and the ColorectAlert Inventor, PreMD acquired a licence for certain diagnostic applications and products which incorporate or make use of this technology as well as the licence for the two existing U.S. patents and one Japanese patent. Pursuant to the terms of the ColorectAlert Licence Agreements, PreMD is required to make royalty payments based on revenues from sales of this technology.  The ColorectAlert Licence Agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

A second colorectal cancer test, ColoPath, is a patented technology that detects another marker believed to be associated with cancer of the colon or rectum. The technology was developed by Ambrilia BioPharma Inc. (formerly, Procyon BioPharma Inc.) (“Procyon”). PreMD entered into an agreement with Procyon dated March 19, 2001, as amended, (the “Procyon License Agreement”) whereby PreMD licensed the intellectual property, including patent rights and trademarks of ColoPath and has the right to develop, manufacture, market and distribute the ColoPath technology exclusively on a global basis. Procyon is entitled to payments based on the completion of milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests.   The Procyon Licence Agreement does not have a fixed termination date.

The Technologies

The ColorectAlert test detects the presence of the TF antigen in the rectal mucus of individuals who may have colorectal cancer or, potentially, precancerous polyps.  This antigen is detected by a chemical reaction performed on a specimen placed on a test membrane following routine digital rectal examinations and does not require a blood sample.  The same technology is being adapted for the detection of lung cancer and breast cancer, and could potentially be adapted for the detection of additional cancers.

ColoPath is a similar assay to ColorectAlert.

Development History and Clinical Findings

As summarized in the table below, PreMD has conducted clinical trials to validate the ColorectAlert Inventor’s data that had been collected on a few thousand patients.

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

ColorectAlert, FOBT, CEA and Colonoscopy Study	Dr. Norman Marcon	St. Michael’s Hospital	Compare ColorectAlert with FOBT and CEA in screening for cancerous and pre-cancerous conditions, using colonoscopy to determine the actual presence of disease in each patient
ColorectAlert demonstrated the best overall level of accuracy of the three tests. For the entire study population, all three tests detected 81 per cent of the cancers (sensitivity), but ColorectAlert was much more specific, which means it produced significantly fewer false positive results than either FOBT or CEA.

Presented at Digestive Diseases Week, May 2000; presented at the American Association for Clinical Chemistry, July 2000.
Expanded ColorectAlert Studies	Dr. Norman Marcon	St. Michael’s Hospital	Compare ColoPath and ColorectAlert with FOBT and colonoscopy
ColorectAlert demonstrated higher sensitivity for early-stage cancer than FOBT, the existing standard test.  ColorectAlert was more sensitive than FOBT and CEA for early stage (A and B) cancers, and for cancers in asymptomatic patients.

Presented at the American Association for Cancer Research, July 2003; ppublished in the Proceedings of the American Association for Cancer Research 2003
U.S. National Cancer Institute EDRN Study	Dr. Dean Brenner	University of Michigan; Dana Farber Cancer Institute; St. Michael’s Hospital; M.D. Anderson Cancer Center	Prospective cross-sectional cohort validation trial examining FOBT and other markers for colorectal cancer	In progress

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by PreMD in its laboratory located at McMaster University Medical Center.

Competition

FOBT is the most frequently used screening method for colorectal cancer. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity.

FOBT has sensitivity of approximately 50% for cancer (Clinical Database “Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?”, April 6, 1998) and a positive predictive value of 2%-17% (“Fecal Occult Blood Testing for Colorectal Cancer, Can We Afford to Do This?” Alquist, D.A. Gastroenterol Clin. North Am.), 1997.  This predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies.  In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16, 1998).  The single sample, or digital, fecal occult blood test that physicians often use to screen for colorectal cancer has been shown to miss 95% of malignancies and lesions likely to become cancerous (“Accuracy of Screening for Fecal Occult Blood on a Single Stool Sample Obtained by Digital Rectal Examination: A Comparison with Recommended Sampling Practice”, Annals of Internal Medicine, January 18, 2005).  PreMD believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have an improved test.   Recently available immunochemical FOBT tests may perform better than traditional FOBT tests but still face limitations: early cancers tend not to bleed and most blood found in stool samples is present for reasons other than cancer.  Additionally, immunochemical FOBT tests still require patients to sample from a stool and/or toilet water, which PreMD believes is a barrier to patient compliance.

Double contrast barium enema has a low sensitivity for detecting cancer. The National Polyp Study found that double contrast barium enema detected only 48% of adenomas greater than 1 cm (“How do I Screen for Colorectal Cancer?” Ross, T.M. The Canadian Journal of Diagnostics, October 2003).

Sigmoidoscopy examines the lower colon and is expensive (US$100-US$200/test), may cause complications (bowel perforations) and is not well accepted by the patient.  Sensitivity varies with the type of instrument and the skill of the physician.  The best reported values are 40-65%.

Colonoscopy is the most effective test for detecting cancerous and precancerous polyps, as the entire colon can be visualized.  However, the use of colonoscopy as a screening technology is extremely limited due to the fact that it is a very invasive and expensive procedure.

Virtual colonoscopy can be done quickly, with no sedation, and at a lower cost than colonoscopy; however, it is still expensive and requires bowel preparation. Thus far, it is not commonly used.

Management of PreMD is aware of other diagnostic tests under development that may be useful for the detection of all colorectal pathology and is currently monitoring their progress.  Some of the firms involved in the development or marketing of such products include Enterix Inc. and EXACT Sciences Corporation.

In clinical studies to date, ColorectAlert has been shown to detect more than half of early-stage cancers (Duke’s A & B stages).  It is simple to perform and cost effective relative to other currently available alternatives.  Management believes that these attributes represent an important competitive advantage.

Key Markets

ColorectAlert, following the appropriate regulatory clearance, could be used in the laboratory and, potentially, physicians’ offices.  In 2000, Theta estimated that the global market for all cancer detection products, including mammography, would grow from US$2.0 billion in 1999 to US$2.8 billion in 2005 (Theta Reports, High Growth Diagnostic Markets, Report No 1045, September 2000).

Lung Cancer Test (LungAlertTM)

Pathology

Lung cancer is the number one cause of cancer-related death for both men and women in North America. In the majority of cases, lung cancer begins in the lining of the bronchi and slowly moves down to the lungs. Initially the cancer does not cause a solid mass tumor and results in few or no symptoms.  More than 85% of lung cancer cases can be directly or partly attributed to smoking (American Lung Association).

There are two main types of lung cancer, Small Cell Lung Cancer (“SCLC”) and Non-Small Cell Lung Cancer (“NSCLC”). SCLC can be further subdivided into two stages, limited stage and extensive stage. In limited stage, the tumor is confined to its original area and has not spread to other parts of the body. In extensive stage lung cancer, the tumor has metastasized.

NSCLC is classified under three subgroups and assigned to one of four stages. The subgroups are:
Squamous cell carcinoma:	Always associated with smoking. Usually starts in bronchi.

Adenocarcinoma:	Begins in mucus glands usually near the periphery of the lung.

Large-cell undifferentiated	May appear in any part of the lung. Tends to grow and spread quickly.

Lung cancer stages are:
T1:	Tumor is smaller than 3 cm and has not spread to the main branches of the bronchus.

T2:	Tumor is larger than 3 cm. Cancer has spread to the main bronchus. Cancer partially clogs airway but does not cause pneumonia.

T3:	Tumor has spread to the chest wall and/or the diaphragm. The cancer is within 2 cm of the trachea. One or both lungs collapse.

T4:	Metastatic spread. Two or more tumor modules are present in the same lobe with malignant pleural effusion.

Common symptoms of advancing lung cancer include an excessive cough, worsening breathlessness, weight loss and fatigue.

Lung Cancer Screening

Lung cancer screening is not currently conducted in any country, with the exception of Japan, due to the poor health economic results of previous screening initiatives. The Japanese government covers costs relating to an annual X-ray and sputum cytology for those in the “high risk” category. This group is defined as individuals over the age of 45 and who have been heavy smokers for at least the past 20 years.

Although a number of tests are available, they cannot be used cost effectively to identify lung cancer in the early stages. Since the determination of stage has important therapeutic and prognostic implications, careful initial diagnostic evaluation defining the location and extent of primary tumor is critical for the appropriate care of the individual. In the absence of an effective treatment for advanced stage disease, management believes that early detection for lung cancer is critical. To be effective, screening must accurately identify early stage disease in asymptomatic individuals. Screening must also be cost effective and socially acceptable to ensure compliance. Management is aware of five diagnostic options available to screen for lung cancer: X-rays, conventional sputum cytology, spiral CT, Positron Emission Tomography and bronchoscopy.

1.	An X-ray is a simple and safe procedure that is relatively ineffective. About 40% of all lung cancers can be detected by this screening method.

2.	Conventional Sputum Cytology has been used for over 50 years; however it is the least sensitive and only able to identify about 20% of lung cancer cases.

3.
Spiral CT has been hailed as the technology that holds the greatest promise for cost effectively screening for lung cancer. Although it has the ability to detect approximately 70% of lung cancers, it has a high cost which translates into $300-$600 per test.

4.	Positron Emission Tomography is the most accurate screening test available at over 90% sensitivity. Since it costs $2,500 per patient, widespread use is unfeasible.

5.
Bronchoscopy is used as a final diagnostic option prior to surgery. It is highly invasive and results in a 0.2% mortality rate with the majority of patients unable to return to daily routines for several weeks or months.

Market

According to the American Cancer Society, in the U.S. in 2006 there will be an estimated 174,470 new cases of lung cancer and an estimated 162,460 lung cancer deaths, representing 29% of all cancer deaths (American Cancer Society, Cancer Facts and Figures, 2006).  Lung cancer causes more deaths in both North American men and women than any other cancer, with a five-year survival rate for all stages combined of just 15%.  The survival rate is 50% for cases detected when the disease is still localized.
However, only 16% of lung cancers are diagnosed at an early, localized stage (American Cancer Society, Cancer Facts and Figures, 2006).

The Opportunity

LungAlert is based on a modified version of the ColorectAlert technology, using a sputum sample instead of a rectal mucus sample.  See “Business of PreMD - Colorectal Cancer Tests - The Opportunity” for licensing and technology information.

Development History and Clinical Findings

As summarized in the table below, PreMD has conducted clinical studies with LungAlert:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
LungAlert Pilot Study	Drs. John Miller and Gerry Cox	St. Joseph's Hospital	A blinded study examining LungAlert in a population with healthy patients, patients with benign lung disease and patients with cancer.	LungAlert detected 20 of 23 cancers.	Presented at the American Thoracic Society, May 2001; published in the Journal of Clinical Ligand Assay Society, 2002
LungAlert Smokers’ Study	Drs. John Miller and Gerry Cox	St. Joseph’s Hospital	Determine LungAlert’s effectiveness in detecting early-stage cancers, particularly in smokers, and to establish the relationship between LungAlert values and the stage and size of tumors
Interim data show that LungAlert’s reactivity in sputum samples may be useful as an initial screening test to identify high-risk subjects who would benefit from other tests, such as spiral computed tomography. Patients with cancer had significantly higher values than those who did not.

American Association for Cancer Research, July 2003; American Thoracic Society, May 2004
I-ELCAP (International Early Lung Cancer Action Program)	Dr. Heidi Roberts	Princess Margaret Hospital
Determine the ability of LungAlert to detect cancers among a high-risk population as well as relationship between LungAlert values and the stage and location of cancer. High-risk patients (1,000) undergo CT scans twice - once at baseline and once at one-year follow-up - and are tested with LungAlert. Another 2000 patients are being tested at baseline

In progress

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by PreMD in its laboratories.

Competition

To PreMD’s knowledge, there are no FDA-approved tumor markers for lung cancer, although several are believed to be in development.

Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening.

Management of PreMD is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. A couple of the firms involved in the development or marketing of such products are Biomoda Inc. and Perceptronix Medical Inc.

Key Markets

The LungAlert test may be suitable for use in both the laboratory and potentially the physician’s office with the appropriate regulatory clearance for each use.  The initial target population are smokers and former smokers as smoking causes more than 85% of lung cancer cases (American Lung Association).

Breast Cancer Test

Pathology

Breast cancer is the most frequently diagnosed cancer among women. It is the second leading cause of cancer death in women, after lung cancer (American Cancer Society, Cancer Facts and Figures, 2006).

Breast cancer may be non-invasive or invasive.  The most common type of non-invasive breast cancer is ductal carcinoma in situ, which is confined to the lining of the breast ducts. The most common type of invasive breast cancer is infiltrating ductal carcinoma (“IDC”), which starts in a milk passage or duct, breaks through the wall of the duct, and invades the fatty tissue of the breast. IDC accounts for about 80% of invasive breast cancer (American Cancer Society).

Breast cancer is categorized into the following stages:

Stage 0:  Non-invasive carcinoma

Stage I: The tumor is no more than about an inch across and cancer cells have not spread beyond the breast.

Stage II:

•	Tumor in the breast is less than 1 inch across and the cancer has spread to the lymph nodes under the arm; or

•	Tumor is between 1 and 2 inches (with or without spread to the lymph nodes under the arm); or

•	Tumor is larger than 2 inches but has not spread to the lymph nodes under the arm.

Stage III:

•	Tumor in the breast is large (more than 2 inches across) and the cancer has spread to the underarm lymph nodes; or

•	Cancer is extensive in the underarm lymph nodes; or

•	Cancer has spread to lymph nodes near the breastbone or to other tissues near the breast.

Stage IV: Metastatic cancer

Common symptoms of breast cancer include a swelling of part of the breast, skin irritation or dimpling, nipple pain or redness, nipple discharge or a lump in the underarm area.  However, early stage breast cancer frequently has no symptoms.

Breast Cancer Screening

American Cancer Society guidelines for the early detection of breast cancer recommend an annual mammogram for women age 40 and older and a clinical breast examination (“CBE”) for women in their 20s and 30s every three years and annually for women in their 40s.   Breast self-examination may also help to detect changes in the breast.

Numerous studies have shown that early detection of breast cancer saves lives and increases treatment options.  According to the American Cancer Society, the recent decline in breast cancer mortality has been attributed to the regular use of screening mammography and to improvements in treatments.  Mammography, however, has some limitations.  It misses some cancers and sometimes leads to unnecessary additional testing in women who do not have breast cancer.

Market

In 2006, it was estimated that about 212,920 women in the U.S. were expected to be diagnosed that year with invasive breast cancer, and about 40,970 women will die from the disease (American Cancer Society, Cancer Facts and Figures, 2006). There are over 2 million women living in the U.S. who have been treated for breast cancer. Breast cancer is the second leading cause of death in women, after lung cancer. When breast cancer is found at a localized stage, the five-year survival rate is 98%.

The incidence of breast cancer is very low for women in their 20s, gradually increases and plateaus at the age of 45 and increases dramatically after 50. Fifty percent of breast cancer is diagnosed in women over 65.

The Opportunity

PreMD’s breast cancer test is based on a modified version of the ColorectAlert and LungAlert technology but uses a sample of nipple-aspirate fluid, which is derived from the mammary ducts and expressed through the nipple.

Development History and Clinical Findings

PreMD has developed a prototype of the breast cancer test suitable for clinical evaluation:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
Pilot Study	Dr. Anees Chagpar	University of Texas M.D. Anderson Center	Determine ability of the breast cancer test to distinguish between cancerous and non-cancerous breast samples.
Data showed that the test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples, which demonstrates the test's effectiveness in identifying early-stage disease.
Presented at American Association for Cancer Research, July 2003; published in Cancer, July 2004

Pivotal Study	Dr. Anees Chagpar	University of Louisville	Confirm and extend findings of pilot study.	NAF from breasts harboring a DCIS or invasive cancer has higher GOS reactivity values than NAF from breasts without cancer.	Presented at the San Antonio Breast Cancer Symposium, December 2007

Production and Services

PreMD’s cancer-related technologies are all manufactured (for clinical trial purposes) by PreMD itself in its laboratory located at McMaster University Medical Center.

Competition

Other companies are developing and/or marketing proteomic- and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical and Cytyc Corporation.  Other screening technologies in the breast cancer risk assessment field include serum screening, serum progression, tissue progression and a variety of imaging technologies to be used as adjuncts to mammography. Given the relatively high cost of such tests, PreMD believes that such technologies would likely be complementary rather than competitive to PreMD’s test.

Key Markets

The breast cancer test, following the appropriate regulatory clearance, could be used in physicians’ offices as part of risk assessment for breast cancer.

Other Product Development Programs

To date, PreMD has identified a number of other technologies for evaluation.  PreMD is currently assessing likely proprietary position and market potential for some of these technologies as well as evaluating the technological and regulatory obstacles that must be overcome with each program.

Patent and Proprietary Protection

PreMD seeks to acquire processes and/or products or acquire licences for processes and/or products, which may have existing intellectual property protection.  If patents have not yet been issued on a technology, PreMD will review the patent applications, if any, and examine the patentability of the technology in question.  In some cases, PreMD may actually file patent applications for technologies that it owns or in respect of which it has acquired a licence and subsequently developed.  Such applications may cover composition of matter, the production of active ingredients and their novel applications.  PreMD has acquired, by licence or assignment, rights in patents and applications filed in Canada, the U.S. and internationally.

PreMD retains independent patent counsel where appropriate.  Management of PreMD believes that the use of outside patent specialists ensures prompt filing of patent applications and patent maintenance as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

Patent positions can be uncertain and involve many complex legal, scientific and factual questions.  While PreMD intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that:  (i) any patent application owned by or licensed to PreMD will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge PreMD patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of PreMD will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by PreMD will successfully prevent third parties from developing similar and competitive products.  It is not possible to predict how any litigation may affect PreMD’s efforts to develop, manufacture or market products.  The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to PreMD may be significant.

Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to PreMD  As the industry expands, and more patents are issued, the risk increases that PreMD’s processes and products may give rise to claims that they infringe the patents of others.  Actions could be brought against PreMD or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process.  If any such action were successful, in addition to any potential liability for damages, PreMD or its commercial partners could be required to obtain a licence in order to continue to manufacture or market the affected product or use the affected process.  There can be no assurance that PreMD or its commercial partners could prevail in any such action or that any licence required under any such patent would be made available or, if available, would be available on acceptable terms.  If no licence is available, PreMD’s ability to commercialize its products may be negatively affected.  There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources.  If required, PreMD may seek to negotiate licences under competitive or blocking patents that it believes are required for it to commercialize its products.

Although the scope of patent protection ultimately afforded by the patents and patent applications owned by or licensed to PreMD is difficult to quantify, management of PreMD believes that such patents will afford adequate protection for it to ensure exclusivity in the conduct of its business operations as described herein.  PreMD also intends to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position.  To protect these rights, PreMD requires all employees and consultants to enter into confidentiality agreements with PreMD.  There can be no assurance, however, that these agreements will provide meaningful protection for PreMD’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.  Further, in the absence of patent protection, PreMD’s business may be adversely affected by competitors who independently develop substantially equivalent technology.

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees.  The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.  PreMD filed a petition for reinstatement of the patents.  In response to this petition, in February 2005 the U.S. PTO denied PreMD’s request for reinstatement but identified specific items that PreMD should address, specifically regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.  In June 2005, PreMD filed a request for consideration.  On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents.  Subsequent to year end, in February 2006 PreMD filed a request for reconsideration with the U.S. PTO.  PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.   The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.  The claim for damages was outstanding as at December 31, 2007.

PreMD’s success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties.  See “Risk Factors - Patents and Proprietary Technology”.

A summary of PreMD’s portfolio of patents and patents pending is included below:

PreMD Patents and Patent Applications

Coronary Artery Disease (CAD) Risk Assessment Technology

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Method for producing affinity-enzymatic compounds for visual indication of cholesterol on skin surface	Canada	1,335,968	June 20, 1995	June 20, 2012
Granted
Method of producing affinity-enzymatic compounds for the visual detection of cholesterol on the surface of the skin of a patient, based on a detecting agent with an affinity for cholesterol and a visualization agent

		Europe Austria Great Britain France Germany Italy Sweden Switzerland	0 338 189	April 24, 1996	January 18, 2009

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Multilayer Analytical Element	Australia South Korea United States Canada China Europe Belgium Germany Spain France Great Britain Greece Italy Ireland Netherlands Portugal Sweden Mexico Japan Brazil Korea	0702,663 235,211 6,605,440 2,207,555 ZL95197367.3 0797774 227267 375507 BR PI95100385 235211
June 3, 1999
September 21, 1999
August 12, 2003
February 24, 2004
June 23, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
November 10, 2004
April 15, 2005
January 6, 2006
October 4 2005
September 21, 1999

December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
December 14, 2015
January 6, 2015
December 14, 2015
September 30, 2015

Granted	Method of Determining Skin Tissue Cholesterol	United States Japan Canada PCT	6,365,363 3694324 2281769 RU98/00010	April 2, 2002 July 1, 2005 March 21, 2006	January 26, 2018 January 26, 2018 January 26, 2018
Pending	Method of Determining Skin Tissue Cholesterol	Brazil Europe Hong Kong	PI9807594-2 98901608.4 105898.2	June 8, 2005 Allowed Jan 2008	N/A
Granted	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	Australia Russia China Hong Kong	781034 2271539 CN 1318849C HK 1053702	August 18, 2005 March 10, 2006 May 30, 2007 October 5, 2007	August 4, 2020 August 4, 2020 August 4, 2020 August 4, 2020
Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	PCT Brazil Europe India Japan USA USA Continuation in part	PCT/CA00/00918 PI0013096.6 00954181.4 PCT/2002/00307 2001-51596.4 09/830,708 10/887,737	N/A	N/A

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Direct Assay of Cholesterol in Skin Samples Removed by Tape Stripping	United States	7,238,494	July 3, 2007	November 26, 2024
Pending	Direct Assay of Cholesterol in Skin Samples Removed by Tape Stripping	Canada PCT Australia Brazil China Europe India Japan Hong Kong Mexico Russia US Continuation in part	2,465,427 PCT/CA2005/00642 Pub No. WO2005/106018 2005238099 P10510352-5 200580013893.2 5738502.3 3171/KOLNP/2006 2007-509839 7101674.4 PA/a/2006/012326 2006137332 11/116,412	N/A	N/A
Pending	Direct Assay of Skin Protein in Skin Samples Removed by Tape Stripping	United States PCT Canada Europe China Brazil Australia India Korea Mexico Russia	11/915,060 PCT/CA2006/00831 Pub No. WO/2006/122430 2,608,884 6741543 2006800175832 P10611281-1 20066246957 10-2007-7029540 MX/a/2007/014304 2007146306	N/A	N/A
Pending	Method and Apparatus for Non-Invasive Measurement of Skin tissue Cholesterol	United States PCT Europe Israel China Korea South Africa Russia Brazil Australia India Canada Mexico Singapore Japan	60/656,381 PCT/CA2006/00293 6705247.2 185553 10-2007-7021998 2007/8202 2007132220 2006217583 3460/KOLNP/2007 MX/a/2007/010449 200706238-3 2007-557297	N/A	N/A
Pending	Apparatus for Non-Invasive Skin Sampling and Testing	United States PCT	60/885,152 CA2008/000056	N/A	N/A

ColorectAlert™

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	USA	5,162,202	November 10, 1992	December 12, 2009
Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20, 1994	October 15, 2011
Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	Japan	2,990,528	October 15, 1999	April 27, 2010
Granted	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	Australia Russia China Hong Kong	781034 2271539 1318849C 1053702	August 18, 2005 March 10, 2006 May 30, 2007 October 5, 2007	August 4, 2020 August 4, 2020 August 4, 2020 August 4, 2020
Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	PCT Brazil Europe India Japan USA US CIP	PCT/CA00/00918 PI0013096.6 00954181.4 PCT/2002/00307 2001 515964 09/830,708 10/877,757	N/A	N/A
Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	United States PCT	11/523,057 PCT/CA2006/ 001526	N/A	N/A

ColoPathTM

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test for the Early Detection of Colorectal Cancer	USA	6,187,591	February 13,2001	March 16, 2019
Granted	Screening Test for the Early Detection of Colorectal Cancer	Australia	766,057	January 29, 2004	November 3, 2019
Granted	Screening Test for the Early Detection of Colorectal Cancer	Israel	139545	April 25, 2005	November 3, 2019
Pending	Screening Test for the Early Detection of Colorectal Cancer	Canada	2,352,184	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Brazil	PI19915005	N/A	N/A

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Pending	Screening Test for the Early Detection of Colorectal Cancer	Mexico	012243	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	India	INPCT/2001/00591	N/A	N/A
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	USA	5,416,025	May 16, 1995	November 29, 2013
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Europe	0731914	November 23, 1994	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	France	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Spain	ES 2155513	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Germany	69427131.4	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Great Britain	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Italy	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Australia	687,939	March 5, 1998	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	South Africa	94/9290	October 25, 1995	November 23, 2014
Pending	Screening Test for the Early Detection of Colorectal Neoplasia	Canada	2,176,508	N/A	N/A

LungAlert™ and Breast Cancer Test

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20,1994	October 15, 2011
Granted	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	Australia Russia	781034 2271539	August 18, 2005 March 10, 2006	August 4, 2020 August 4, 2020

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	PCT Brazil China Europe Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 0310671.6 PCT/2002/00307 2001 515964	N/A	N/A
Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	USA Continuation in part	09/830,708 10/877,737	N/A	N/A
Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	United States PCT	11/523,057 PCT/CA2006/ 001526	N/A	N/A

Prostate Cancer

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Method for Detecting Prostate Cancer	USA	5,801,004	September 1, 1998	September 1, 2015

Competition

The medical device industry is dominated by a few major companies which are involved in the research, development, manufacture and marketing of products.  Beyond these major players, a number of relatively new firms have been established, with a focus on developing improved products.  The industry is characterized by extensive research efforts, technological change and intense competition.  Competition can be expected to increase as technological advances are made and new diagnostic tools are developed.  Competition in the industry is primarily based on:  (i) product performance, including efficacy and safety; (ii) price; (iii) acceptance by physicians and various payers such as governments and HMOs; (iv) marketing; and (v) distribution.  The availability of patent protection in the U.S. and elsewhere, and the ability to obtain governmental approval for testing, manufacturing and marketing, are also important factors.

Other groups active in this industry include educational institutions and public and private research institutions.  These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed.  They are also becoming increasingly competitive in recruiting personnel from the limited supply of highly qualified clinical physicians, academic scientists and other professionals.

Competitors of PreMD may:  (i) use different technologies or approaches to develop products similar to products which PreMD is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by PreMD; and (iii) succeed in obtaining regulatory approval of such products before PreMD obtains approval of its products.  There can be no assurance that PreMD’s products will compete successfully or that research and development will not render PreMD’s products obsolete or uneconomical.  See “Risk Factors - Competition”.

In the long term, PreMD believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products.  The competition for personnel is intense and PreMD cannot guarantee that personnel who are currently working on behalf of PreMD will remain or that sufficiently qualified employees can be found to replace them.  The loss of key employees and/or key contractors may affect the speed and success of product development.  See “Risk Factors - Dependence on Key Employees”.

Once the products for which PreMD has received patents are on the market, those products will compete directly with other products that have been developed for the same predictive testing purpose or therapeutic indication.  When the patents covering these products expire, the products previously covered by the patents could face competition from generic products, which are usually priced much lower than the original products.

Raw Materials

Although PreMD manufactures a few components in its own laboratory, most of the raw materials used in the production of PreMD’s products are generic laboratory materials that are readily available to PreMD from commercial sources.  The prices of these various materials have remained stable over the past five years.  Any volatility in the prices of these raw materials would not have a material impact on world markets or on PreMD due to the widely available nature of these raw materials and the relatively small quantities that are used by PreMD at any one time.

Regulatory Requirements

PreMD develops novel diagnostic devices. These devices are regulated differently in each country in which PreMD wishes to have its products sold.  The regulations governing the sale and distribution of devices and the time taken for this approval process can vary more widely than for the approval of pharmaceuticals.   However, it is generally recognized that the requirements for diagnostic products such as those that PreMD is in the process of developing are less arduous than those for pharmaceuticals.

Canada

The Canadian health care industry is regulated by the HPB.  This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health.  A manufacturer is required to follow current Good Manufacturing Practice (“GMP”) regulations in the manufacture of such products.  Regulations imposed by federal, provincial, state and local authorities in Canada and the U.S. as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products.

United States

As the most significant market for PreMD’s products is in the United States, and it is generally accepted that the FDA has the most stringent device approval requirements, a general review of the FDA regulations follows.

If a device is considered to be substantially equivalent to existing devices already marketed, it may receive a 510(k) clearance.  Under this clearance, the FDA will send the manufacturer a market clearance letter called a substantially-equivalent letter.  Although this process can be as short as 90 days, it is typical for a 510(k) approval to take 90 to 120 days.  If a device does not qualify for a 510(k), a pre-market approval (“PMA”) process may be required.  The length of the PMA process depends largely on the nature of the device and the diagnosis undertaken through the use of the device and the resulting impact on clinical trial endpoints and design.  Increasingly, the FDA is creating a more user-friendly regulatory environment, and, as a result, even the PMA process can proceed expeditiously.

Many medical devices sold in the U.S. today have been cleared for commercial distribution and marketing by PMA.  A PMA must be submitted to the FDA if a company wants to introduce a device with a new intended use into commercial distribution.  Under a PMA, the FDA is notified as to a company’s intent to market a device.  If the application is accepted, this signifies only acceptance of the application and not a clearance to sell the device.  Under the PMA guidelines, the FDA requires the submission and review of valid scientific evidence to determine whether a reasonable assurance exists that the device is safe, effective and has clinical utility.  The collection and evaluation of clinical data to demonstrate the safety and efficacy of a medical device are essential for the ultimate approval of that device. Valid scientific evidence as currently defined by the FDA is limited to well-controlled investigations, including (where applicable) blinding and randomization of clinical trials.

The products that PreMD is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure.  The regulations defined by these procedures cover not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures.  The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all.  See “Risk Factors - Government Regulations”.

In order to obtain approval, an applicant must submit, as relevant for the particular product, proof of safety, purity, potency and efficacy.  In most cases, such proof entails extensive pre-clinical, clinical and laboratory tests.  The testing, preparation of necessary applications and processing of those applications is expensive and time-consuming and may take several years to complete.  There is no assurance that the regulator will act favourably or quickly in making such reviews and approving products for sale.  PreMD may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approval or licences, which could delay or preclude PreMD from marketing its products.  Conditions could also be placed on any such approvals that could restrict the commercial applications of such products.  With respect to patented products or technologies, delays imposed by the government approval process materially reduce the period during which PreMD will have the exclusive right to exploit them.  This occurs because patent protection lasts only for a limited time, beginning on the date the patent is first granted (in the case of U.S. patent applications) or when the patent is first filed (in the case of patent applications filed in the European Community and Canada).

Among the requirements for product approval is the requirement that prospective manufacturers conform to the FDA’s and HPB’s current GMP standards, which thereafter must be followed at all times.  In complying with GMP standards, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure technical compliance.  Continued compliance is necessary for all products with all requirements of the applicable legislation and the conditions laid out in an approved application, including, but not limited to, product specification, manufacturing process, labelling, promotional material, record keeping and reporting requirements.  Failure to comply, or the occurrence of unanticipated adverse effects during commercial marketing, could lead to the need for product recall, or regulator-initiated action such as the suspension of manufacturing or seizure of the product, which could delay further marketing until the products are brought into compliance.  The regulator may also request a voluntary recall of a product.  The regulator may also require post-marketing testing and surveillance to monitor the record of the product and continued compliance with regulatory requirements.

Europe

The CE (Conformité Européene) mark is a mandatory European mark for medical devices and in vitro diagnostic devices (IVD) that indicates conformity of the product with the essential health and safety requirements of the applicable European directive(s).

Before placing a medical device or IVD on the European Union (E.U.) market, the manufacturer must subject the product to the conformity assessment procedure that is provided in the applicable Directive, with the intention of affixing a CE-mark to the product.  Certain products, such as PreMD’s consumer version of the skin cholesterol test, currently in development, will require a third-party conformity assessment to be carried out by a Notified Body, which is a public or private company designated by Member States of the European Union to assess a product’s conformity with the essential requirements of the medical device and IVD directives.  Other products, such as PREVU* POC, fall under the “Other” Category of IVDs.  Products in this category can be self-CE-marked by the manufacturer without the involvement of a Notified body.  As well, all manufacturers outside of the E.U. are required to designate an Authorized Representative in the E.U. who can respond to queries from Member States and customers with regard to a CE-marked product on behalf of the manufacturer.

Once a product is CE-marked, it may be placed on the E.U. market and freely circulated throughout Member States.

PreMD received HPB clearance for PREVU* POC in 2001, 510(k) clearance from the FDA for PREVU* POC as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel CAD (>50% stenosis in >1 vessel as defined by coronary angiography) where further diagnostic evaluation is being considered.  PREVU* POC was CE-marked on September 5, 2002 for European marketing.  In 2007, PreMD submitted a 510(k) to the FDA for PREVU* POC for an expanded claim based on data from the PASA clinical trial.  Subsequent to the year end, on January 15, 2008, the Corporation received a non-substantially equivalent (“NSE”) letter from the FDA regarding the 510(k).  The Corporation has filed a request for a second level review of the 510(k) application and is fully exploring the issues raised by the FDA in order to achieve FDA clearance.

PreMD expects to submit regulatory applications for lab-processed and consumer formats of the skin cholesterol technology upon completion of certain clinical trials.

The cancer technologies of PreMD are in various stages of clinical trials in the U.S. and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

While PreMD has had success in receiving HPB and FDA clearance for PREVU* POC, the product testing and approval/clearance process for PreMD’s other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

Foreign Operations

PreMD’s wholly-owned subsidiary, PreMD International Inc. (Switzerland), owns non-North American rights to PREVU* Skin Cholesterol Test and will manage sales of product to McNeil in these territories.

Economic Dependence

In 2007, revenue from product sales was from multiple customers but license revenue was from one customer, AstraZeneca, pursuant to a license agreement dated July 13, 2007.  Revenue earned by the Corporation in fiscal years 2005 to 2006 was from one customer, McNeil.  This revenue was pursuant to a license agreement that was terminated on December 28, 2006.  All amounts due to the Corporation from this customer had been collected prior to December 31, 2006.

Employees

PreMD currently employs 11 full-time people, six of whom are located at its head office in Toronto, Ontario and five at its research laboratory in Hamilton, Ontario.  In addition, PreMD has contractual arrangements with a number of research scientists and organizations that provide staff and related services.  These contracts provide flexible and directed research staff to PreMD on an as-needed basis.

RISK FACTORS

Business-Related Risks

As a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Corporation:

PreMD has no experience in marketing products. If PreMD cannot successfully market and cause acceptance of its products, PreMD will be unable to execute its business plan.

PreMD has no experience in marketing its products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. On December 28, 2006, PreMD re-acquired the exclusive marketing and distribution rights subsequent to McNeil’s termination of their agreements. On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP to market and distribute the Corporation’s skin cholesterol test in the United States.  PreMD plans to market the tests in the rest of the world through additional licenses.  If PreMD relies on third parties to market its products, the commercial success of such products may be outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept PreMD’s products, even if they prove to be safe and effective and are allowed for marketing by the HPB, the FDA and other regulatory authorities. PreMD’s ability to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third-party insurers, which could hamper the speed with which PreMD’s products are adopted by the medical community and by the public. Market penetration of PreMD’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

If PreMD is unable to generate significant revenues and become profitable in the near future, its business could fail.

To date, PreMD has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. PreMD has historically benefited from the inclusion of Canadian federal and provincial refundable scientific investment tax credits (“ITCs”) in its annual operating results.  To date, PreMD has received $2,276,000 in ITCs.  ITCs are tax credits that PreMD receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. There can be no assurance that ITCs will continue to be available to PreMD or, if so, at what levels.

Following the termination of the McNeil agreement on December 28, 2006, PreMD marketed PREVU* directly to customers and recorded revenue of $41,000. On July 13, 2007, the Corporation signed a license agreement with AstraZeneca to market and distribute the Corporation’s skin cholesterol test in the United States and received an upfront payment of $533,000 (US$500,000).  There is no assurance that sales and license revenues from this agreement will be sufficient to generate a profit for PreMD in the near future.

PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies.

The protection offered by PreMD’s patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates.  In addition, PreMD’s petition to reinstate two of its U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents.

PreMD may be required to obtain licences under patents or other proprietary rights of third parties.  No assurance can be given that any licences required under any such patents or proprietary rights will be available on terms acceptable to PreMD or that such licences will be available at all.  If PreMD does not obtain such licences, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licences could be foreclosed.  In addition, PreMD could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which PreMD attempts to enforce its own patents against other parties.  Also, PreMD could be liable for damages or an accounting of profits if it were unsuccessful in defending itself in a suit for infringement of a patent.  See “Business of PreMD - Patent and Proprietary Protection”.

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (U.S. PTO) for failure to pay maintenance fees.  The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.  PreMD filed a petition for reinstatement of the patents.  In response to this petition, in February 2005 the U.S. PTO identified specific items that PreMD should address, specifically regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.  In June 2005, PreMD filed a request for consideration.  On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents.  PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.   The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.  The claim for damages was outstanding as at December 31, 2007.

The two patents in question are in force in all other jurisdictions.  In the U.S., PreMD has an additional two patents in force covering other aspects of the technology as well as two patents pending.  Consequently, management believes that it would be extremely difficult for a competitor to develop a similar product.  However, there can be no assurance that others will not independently develop a similar product.   See “Business of PreMD - Coronary Artery Disease (CAD) Risk Assessment Technology - Patents; Business of PreMD - Patent and Proprietary Protection”.

PreMD relies on third parties to manufacture some of its products and any delay or mistake on the part of such manufacturers could result in cancelled orders and a loss of revenues for PreMD.

PreMD relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. Currently, PreMD’s skin cholesterol products are manufactured by Thermo Fisher Scientific Inc. and Southmedic Inc., and Jabil Circuit, Inc. manufactures the cordless, hand-held color measurement instrument used in connection with the tests. PreMD’s other products, relating to its cancer technologies, are all manufactured (for clinical trial purposes) by PreMD itself in its laboratory located at McMaster University Medical Center.

The ability to ensure a continued supply of products on a timely basis is not entirely within PreMD’s control. If PreMD cannot obtain materials in a timely fashion, the progress of its clinical trials and product sales will be negatively affected.

If PreMD cannot obtain additional financing required to support business growth, it will be unable to fund its continuing operations in the future.

To date, PreMD has financed its activities through product sales, license revenues, the issuance of shares, debentures and convertible debentures and the recovery of provincial ITCs.  The Corporation’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters.  It will be necessary for the Corporation to raise additional funds for the continuing development and marketing of its technologies.  The Corporation’s consolidated financial statements do not reflect any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Corporation be unable to continue as a going concern.

On March 12, 2008, the Corporation issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.

However, PreMD’s future capital requirements will depend on many factors, including revenue from the successful commercial launch of its products, continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals. If additional financing is required, PreMD will consider out-licensing its products under collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, PreMD may be forced to further reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require PreMD to relinquish rights to certain of its technologies or products. PreMD may not be able to raise additional capital if its capital resources are exhausted.

We will need to generate cash to pay the principal on the convertible debentures when they mature in 2009.  Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders.

PreMD faces potential risks of product liability which may divert funding from ongoing operations and harm operating results.

The sale and use of products under development by PreMD entails risk of product liability. PreMD has also agreed to indemnify numerous clinical trial sites, including The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, University of California, University Health Network (Princess Margaret Hospital), Hamilton Health Sciences Corporation, University of Wisconsin Medical School, Johns Hopkins University Medical Center, and AtheroGenics, Inc. as well as AstraZeneca under their respective clinical trial and/or marketing agreements for such liability.

PreMD maintains product liability insurance relating to the clinical trials that it conducts on its technologies, and believe that such insurance would be reasonably adequate to cover any torts claims that may arise against PreMD at present.  PreMD’s insurance coverage also includes the commercial sale of PreMD’s products in the relevant territories. In addition, PreMD maintains property, commercial general liability and tenant’s legal liability insurance.

As PreMD expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by PreMD. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of PreMD.

If PreMD is unable to acquire future technology necessary for its products, it may be unable to commercialize new products.

PreMD’s business depends on its ability to identify or negotiate the acquisition of or licenses for future technologies.  For example, PreMD’s cancer technologies are the subject of licenses to use the technologies. PreMD may not be able to continue to successfully identify, acquire or license technologies in the future to add to its pipeline of products.

The loss of any key employee could impair PreMD’s ability to execute its business plan.

PreMD’s ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. PreMD is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with PreMD are affected by a number of influences outside of the control of PreMD. The loss of key employees may affect the speed and success of product development.

To date, PreMD has not experienced high rates of employee turnover. As an example, PreMD’s President and Chief Executive Officer, Executive Vice President of Clinical and Regulatory Affairs, Vice President Finance and Chief Financial Officer, and Vice-President, Corporate Development, have been employed by PreMD for 15, 11, 10 and eight years, respectively.  While PreMD believes that it has been successful to date in employee retention, PreMD may not be able to continue to attract and keep key employees.

PreMD is exposed to financial market risks such as interest rates and foreign exchange fluctuations.

PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations.

PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange could also affect our ability to repay the convertible debentures issued in August 2005 since they are repayable in U.S. dollars on maturity in August 2009.

PreMD does not anticipate paying dividends on its common shares, which may affect investors who require a certain amount of liquidity on their investment.

PreMD does not intend to pay dividends on its common shares in the foreseeable future, and thus the only return on an investment in the common shares will come from an increase, if any, in the price of the common shares. Investors who require dividend income should not depend on or expect to receive dividends on the common shares.

PreMD could fail to maintain minimum listing standards for its securities

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

Industry-Related Risks

Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop its products.

Technological competition in the diagnostics industry is intense. PreMD competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than PreMD. PreMD may not be able to continue to license the technology that it needs to stay competitive. Further, technological developments by others may render PreMD’s products or technologies non-competitive.  See “Business of PreMD - Coronary Artery Disease Risk Assessment Technology”, “Business of PreMD - Colorectal Cancer Tests”, “Business of PreMD - Lung Cancer Test”, “Business of PreMD - Breast Cancer Test”, “Business of PreMD - Competition” and “Business of PreMD - Patent and Proprietary Protection”.

Any inability by PreMD to develop its products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products.

Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. To achieve profitable operations, PreMD, alone or with others, must successfully develop, introduce, secure regulatory clearance for, and market its products. As at the date hereof, only PREVU* POC has received regulatory clearance from the FDA and HPB and is CE marked in Europe.

Securing regulatory clearances for the marketing of diagnostics products from the HPB in Canada and the FDA in the U.S. can be a long and expensive process, which can delay product development. In this regard, PreMD has identified a U.S.-based regulatory affairs consultant to advise PreMD on its regulatory applications. In order to obtain regulatory approval for a particular product, human clinical trials conducted by PreMD must demonstrate that the product is safe for human use and shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause PreMD to abandon its commitment to that program. No assurances can be provided that any future human trials, if undertaken, will yield favorable results or that regulatory approval will be granted at all. In addition, if PreMD obtains regulatory approval for a product it may only be for limited applications, thereby hindering PreMD’s ability to widely market a product. Such events would have a material adverse effect on PreMD’s sales and profitability.

PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs.

Reimbursement for new products has come under scrutiny in an effort to control rising health care costs. In addition to research into a product’s safety and efficacy, research must also be carried out to demonstrate cost-effectiveness for reimbursement purposes. This information is required for either government (Canada or E.U.) or third-party insurer purposes (U.S.). Failure to achieve enlistment in reimbursement schedules can have a dramatic impact on a product’s market penetration in the professional or laboratory market.

Recent policy initiatives in both the U.S. and Canada have advocated broader screening for the risk of cardiovascular disease and cancer. As a result, medical devices for screening and/or risk assessment for these types of disease may face an increased market potential. PreMD may need to develop economic studies to demonstrate the cost-effectiveness of its products in identifying the risk of disease at an earlier stage.

PreMD’s performance and general market volatility may cause the price of the common shares to decrease.

The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

The common shares are speculative securities. If PreMD performs poorly in the marketing, manufacturing or sales of its products or in other areas of its business as highlighted in this section, it may cause the market price of the common shares to decline. In addition, there can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long-term investment and can afford to suffer a total loss of their investment in the common shares. An investor should consider the merits of an investment in the common shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

DIVIDEND RECORD AND POLICY

PreMD has not declared any dividends on its shares.  The board of directors of PreMD does not currently anticipate paying any dividends on its shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of PreMD.  Any future determination to pay dividends will be at the discretion of the board of directors of PreMD and will depend upon PreMD’s financial condition, results of operations, capital requirements and such other factors as the board of directors of PreMD deems relevant.

DESCRIPTION OF SHARE CAPITAL

PreMD’s authorized capital consists of an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares, issuable in series (the “Preferred Shares”).

This section is a summary and may not describe every aspect of PreMD’s authorized capital.  PreMD’s articles and by-laws provide a complete description of the authorized capital and are publicly available on www.sedar.com.

Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)
Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of PreMD, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each Common Share held by such holder.

(b)	Subject to the prior rights attaching to other holders of another class of shares, the holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors.

(c)
In the event of any liquidation, dissolution or winding-up of PreMD or other distribution of the assets of PreMD among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive the remaining property or assets of PreMD.

Preferred Shares

Preferred Shares may at any time or from time to time be issued in one or more series.  Prior to the issue of the shares of any such series, the directors shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series.

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of PreMD, whether voluntary or involuntary, or any other distribution of the assets of PreMD among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.  The Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”), where they trade under the stock symbol “PMD”, and on the American Stock Exchange (“Amex”), where they trade under the stock symbol “PME”. The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the Common Shares on the TSX and the Amex:

	TSX			Amex
Calendar Period	High	Low	Average Volume	High	Low	Average Volume
January 2007	$2.10	$1.57	12,343	US$1.79	US$1.40	15,000
February 2007	$1.85	$1.51	7,322	US$1.70	US$1.30	9,100
March 2007	$1.55	$1.06	13,282	US$1.36	US$0.95	23,400
April 2007	$1.40	$1.08	5,927	US$1.23	US$1.00	13,400
May 2007	$1.42	$0.89	6,496	US$1.30	US$0.94	13,100

	TSX			Amex
Calendar Period	High	Low	Average Volume	High	Low	Average Volume
June 2007	$1.35	$1.05	9,770	US$1.33	US$1.00	11,900
July 2007	$2.10	$1.03	37,713	US$2.00	US$1.07	28,800
August 2007	$1.81	$1.23	17,834	US$1.80	US$1.15	23,800
September 2007	$1.82	$1.56	16,092	US$1.82	US$1.50	12,600
October 2007	$1.81	$1.51	12,715	US$1.88	US$1.57	10,700
November 2007	$1.76	$1.05	23,901	US$1.89	US$1.12	15,200
December 2007	$1.55	$0.93	12,095	US$1.59	US$1.01	11,500

Note:

(1)   Source for data in table is the TSX and the Amex.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets out, for each of PreMD’s directors and senior executive officers, the person’s name, location of residence, position with PreMD, if a director, the date on which the person became a director, and principal occupation.

Name and Place of Residence	Position(s) held with PreMD	Director Since	Principal Occupation during past five years
Tim Currie Ontario, Canada	Vice President, Corporate Development	n/a	2004 - present: Vice President, Corporate Development of PreMD 2000 - 2004: Director, Business Development of PreMD
Dr. Michael Evelegh Ontario, Canada	Executive Vice President, Clinical and Regulatory Affairs	n/a	1996 - present: Executive Vice President, Clinical and Regulatory Affairs of PreMD
Anthony F. Griffiths(1)(2)(3) Ontario, Canada	Director	July 13, 1995	Director of various public companies
Ronald G. Hosking Ontario, Canada	Vice President, Finance and Chief Financial Officer	n/a	1997 - present: Vice President, Finance and Chief Financial Officer of PreMD
Dr. H.B. Brent Norton Ontario, Canada	President, Chief Executive Officer and Director	March 17, 1993	1992 - present: President and Chief Executive Officer of PreMD
Stephen A. Wilgar(1)(3) Ontario, Canada	Chairman of the Board and Director	March 17, 1993	1999 - present: retired; director of various public companies

Name and Place of Residence	Position(s) held with PreMD	Director Since	Principal Occupation during past five years
Ronald D. Henriksen(1)(2)(3)(4) Indiana, U.S.A.	Director	June 16, 2004	Chief Investment Officer, Twilight Ventures, LLC ; director of various public companies

Notes:

(1)           Member of the Audit Committee
(2)           Member of the Compensation and Corporate Governance Committee
(3)           Member of the Nominating Committee
(4)           Chairman of the Audit Committee

Mr. David A. Rosenkrantz resigned as a director of PreMD on January 23, 2008.  Mr. Rosenkrantz had been a director since June 11, 1998.

Each of PreMD’s directors will hold office until the close of the next annual meeting of shareholders or until such director’s successor is duly elected or appointed.

Scientific Advisory Board

PreMD has a Scientific Advisory Board (the “SAB”), the role of which is to provide guidance for new research directions as well as advice on product development plans.  The SAB also assists in identifying and defining attractive market niches and in providing industry-related information.  The SAB is used on an ad hoc basis.  Members of the SAB are not compensated as such although each member is eligible to receive options to purchase common shares of PreMD pursuant to PreMD’s stock option plan.  The members of the SAB are as follows:

Name	Principal Occupation and Background
Dr. John Bienenstock, FRCP, FRCPC, FRSC	Professor, Departments of Medicine and Pathology, Faculty of Health Sciences, McMaster University, Hamilton, Ontario
Dr. Herbert A. Fritsche, Jr., Ph.D.	Professor, Biochemist and Chief of Clinical Chemistry, Department of Pathology and Laboratory Medicine, University of Texas M.D. Anderson Cancer Center, Houston, Texas
Dr. Norman Marcon, MD, FRCP	Chief, Division of Gastroenterology of St. Michael’s Hospital, Toronto, Ontario
Dr. Dennis L. Sprecher, MD	Director, Dyslipidemia Discovery Medicine, GlaxoSmithKline, Pennsylvania

Shareholdings

As at March 28, 2008, the directors and executive officers of PreMD as a group, owned, directly or indirectly, or exercised control or direction over, 3,668,318 Common Shares, representing approximately 14.5% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Mr. Anthony Griffiths, a director of PreMD, was a director of Brazilian Resources Inc. until 2004.  On June 10, 2001, the Ontario Securities Commission issued a temporary cease trade order against such company as a result of a failure to file financial statements in a timely manner.  The order was rescinded on July 30, 2001.

Mr. Griffiths was a director of Consumers Packaging Inc. (“Consumers”) until April 29, 2002.  Since May 2001, Consumers had been operating under the protection of the Companies Creditors’ Arrangement Act with KPMG Inc. acting as monitor. During such period, various Canadian securities commissions issued cease trade orders as a result of failure to file financial statements.  Further, during such period, virtually all of Consumers’ Canadian and overseas assets were sold and the claims of its secured creditors settled.  Each of Consumers’ directors resigned on April 29, 2002.  On April 30, 2002, Consumers filed an assignment in bankruptcy.

Mr. Griffiths is a former director of Slater Steel Inc. which was subject to proceedings pursuant to the Companies Creditors’ Arrangement Act.

Mr. Henriksen, a director of PreMD, was a director of Gliatech, Inc., a U.S. company, from 1997 to 2003 during which time Gliatech, Inc., after withdrawing its primary product from the U.S. market, entered into voluntary bankruptcy proceedings.  A final disposition in respect was made by a U.S. court in 2004.

LEGAL PROEEDINGS

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees.  The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.  PreMD filed a petition with the U.S. PTO for reinstatement of the patents.  After several appeals, the U.S. PTO denied PreMD’s request for reinstatement.  The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.  PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.     The claim for damages was outstanding at December 31, 2007.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below, none of PreMD’s directors or executive officers, or persons or companies that are the direct or indirect beneficial owners of, or who exercise control or direction over, more than 10% of PreMD’s outstanding Common Shares, or any associate or affiliate of any of the foregoing, has any interest, direct or indirect, in any material transactions in which PreMD has participated during the three financial years ending December 31, 2007 or since January 1, 2008 which has materially affected or will materially affect PreMD.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Transfer & Trust Company at its principal offices in the city of Toronto, Ontario.

MATERIAL CONTRACTS

The following are the contracts that are material to PreMD that were entered into either (i) during the year ended December 31, 2007; or (ii) prior to January 1, 2007 that are still in effect, other than contracts entered into in the ordinary course of business:

On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Corporation’s skin cholesterol test in the United States.

On April 1, 2007, PreMD entered into an agreement with Jabil Circuit, Inc., (“Jabil”) pursuant to which Jabil agreed to manufacture its hand-held cordless instrument and related software for skin cholesterol testing.  The instrument measures the color of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.  The term of the Jabil agreement is five years, renewable annually thereafter.

On May 25, 2007, PreMD entered into an agreement with Thermo Fisher Scientific Inc. (“Thermo Fisher”) to manufacture and supply PreMD with PREVU* POC test kits.  The term of the Thermo Fisher agreement is three years, renewable annually thereafter.

A copy of these contracts can be found on SEDAR at www.sedar.com

INTERESTS OF EXPERTS

The auditors of PreMD are Ernst & Young LLP.  The Corporation’s consolidated financial statements as of December 31, 2007 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP given their authority as experts in auditing and accounting.  To the knowledge of PreMD, Ernst & Young LLP is independent in accordance with rules of professional conduct which govern its professional activities in the Province of Ontario.

AUDIT COMMITTEE

Audit Committee’s Charter

The charter (the “Charter”) of PreMD’s Audit Committee is reproduced as Schedule “A”.

Composition of Audit Committee

The Audit Committee is comprised of Mr. Ronald Henriksen, Mr. Anthony Griffiths and Mr. Stephen Wilgar.  Each member of the Audit Committee is “independent” and “financially literate” (as such terms are defined in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

Relevant Education and Experience

The audit committee of PreMD, composed entirely of independent directors, is made up of Ronald Henriksen, Anthony F. Griffiths and Stephen A. Wilgar. The audit committee has primary responsibility for ensuring the integrity of PreMD’s financial reporting, risk management and internal controls. The audit committee has unrestricted access to PreMD’s personnel and documents and has direct communication channels with PreMD’s external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of PreMD and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

Mr. Ronald Henriksen serves as the Chair of the Audit Committee.  His relevant experience includes, but is not limited to, the following:

•	Founder and CEO of an adult stem cell company; Chief Investment Officer of Twilight Venture Partners, which invests in early stage life science companies.
•	Director of EndGenitor Technologies, Cytori Therapeutics, Semafore Pharmaceuticals, BioStorage Technologies, and ANGEL Learning, Inc.
•	Formerly Vice President Finance of Eli Lilly International Division
•	Formerly Chair of Audit Committee, Cytori Therapeutics, a NASDAQ company

Mr. Griffiths has served as a director of PreMD since July 13, 1995. From 1997 to the present Mr. Griffiths has served as Director and Chairman of Russel Metals Inc. Since 2002 to the present, he has served as Director and Chairman of Novadaq Technologies, Inc., which completed its initial public offering in June 2005.  In addition, Mr. Griffiths is a Director of numerous companies, including Fairfax Financial Holdings Limited from 2002, Vitran Corporation Inc. from 1987, Northbridge Financial Corporation from 2003, Odyssey Re Holdings Corp. from 2001 and Jaguar Mining from 2004 to the present.

Mr. Wilgar has served as a director of PreMD since March 17, 1993.  He currently serves as Chairman of AIM Powergen Corp. and Team EMS and is currently a director of Electrohome Ltd.  Mr. Wilgar has also served as a director of MedExtra Corp., Nuvo Research Inc. (formerly, Dimethaid Research Inc.) and Verity International and was the President of SunBlush Technologies Corporation.  He also served as President of Warner-Lambert Canada, Asia, Australia and Latin America and is a former President of the Canadian Automobile Association, Central Ontario.

Reliance on Certain Exemptions

At no time since the commencement of PreMD’s most recently completed financial year has PreMD relied on any exemption described in items 4, 5 and 6 of Form 52-110F1 under MI 52-110.

Audit Committee Oversight

At no time since the commencement of PreMD’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of PreMD’s external auditors not been adopted by PreMD’s board of directors.

Pre-Approval Policies and Procedures

The Charter provides that the Audit Committee must review and approve, in advance, (i) the engagement letters of the external auditor for permissible non-audit services; (ii) the performance, including the fee, scope and timing of any non-audit services provided by the external auditor; and (iii) the nature of and fees for any non-audit services performed by the external auditor and consider whether the nature and extent of such services could detract from the auditor’s independence in carrying out the audit function.

External Auditor Service Fees (By Category)

Audit Fees - PreMD’s external auditors billed PreMD approximately $149,000 and $145,000 during the financial years ended December 31, 2007 and 2006, respectively, for audit fees.

Audit-Related Fees - PreMD’s external auditors billed PreMD approximately $nil  and 2,000 for audit-related expenses during the financial years ended December 31, 2007 and 2006, respectively, for assurance and related services that are reasonably related to the performance of the audits or reviewing PreMD’s financial statements and are not included under “Audit Fees” set out above.

Tax Fees - PreMD’s external auditors billed PreMD approximately $11,000 and $11,000 during the financial years ended December 31, 2007 and 2006, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees - PreMD did not incur any other fees during the financial years ended December 31, 2007 and 2006.

ADDITIONAL INFORMATION

Additional information relating to PreMD may be found on SEDAR at www.sedar.com.

Additional information relating to PreMD, including directors’ and officers’ remuneration and indebtedness, principal holders of PreMD’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in PreMD’s management information circular for its most recent annual and special meeting of shareholders.

Additional financial information is provided in PreMD’s consolidated financial statements for its most recently completed year ended December 31, 2007.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

1.           PURPOSE

The overall purpose of the audit committee (the “Committee”) of the Corporation is to monitor the Corporation’s system of internal financial controls, to evaluate and report on the integrity of the financial statements including the management’s discussion and analysis and related press releases of the Corporation, to enhance the independence of the Corporation’s external auditor and to oversee the accounting and financial reporting processes and audits of financial statements of the Corporation.

2.           COMPOSITION, PROCEDURES AND ORGANIZATION

2.1
The Committee shall consist of at least three members of the board of directors of the Corporation (the “Board”), each of whom shall be, in the determination of the Board, “independent” as that term is defined by Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), as amended from time to time.  In addition, each member of the Committee shall meet the independence requirements of the American Stock Exchange, as such requirements may be changed from time to time, and of the Sarbanes-Oxley Act of 2002 and the rules issued thereunder.  The definition of “independent” for the purposes of MI 52-110 is set out in Exhibit A hereto.

2.2
All members of the Committee shall be, in the determination of the Board, “financially literate”, as that term is defined by MI 52-110. The definition of “financially literate” is set out in Exhibit A hereto.

2.3	At least 25% of the members of the Committee shall be resident Canadians.

2.4
The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year or until their resignations or their successors are duly appointed. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.  Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.5	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number.

2.6
The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditor and its legal counsel, and to such information respecting the Corporation as it considers necessary or advisable in order to perform its duties.

2.7	Notice of meetings may be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat.

2.8	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet at least four times annually or more frequently as circumstances dictate, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditor or any member of the Committee may call a meeting of the Committee;

(c)
any director of the Corporation may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee; and

(d)	the external auditor and management employees shall, when required by the Committee, attend any meeting of the Committee.

2.9
The external auditor shall be entitled to communicate directly with the chair of the Committee and may meet separately with the Committee.  The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper practices or transactions.

2.10
Compensation to members of the Committee shall be limited to directors’ fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Corporation (other than as members of the Board and Board committee members).

2.11	The Committee is authorized, at the Corporation’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties and to set their compensation.

3.           DUTIES

3.1           The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Corporation’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Corporation’s external auditor and assess its performance;

(c)	oversee the co-ordination of the activities of the external auditor;

(d)	ensure that management of the Corporation has designed, implemented and is maintaining an effective system of internal controls;

(e)	monitor the credibility and objectivity of the Corporation’s financial reports;

(f)	report regularly to the Board on the fulfilment of the Committee’s duties;

(g)	assist the Board in the discharge of its duties relating to the Corporation’s compliance with legal and regulatory requirements; and

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management.

3.2
The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting, and in carrying out such oversight the Committee’s duties shall include:

(a)
recommending to the Board a firm of external auditor to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation and recommending the compensation of the external auditor;

(b)
reviewing, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 Continuous Disclosure Obligations, as amended from time to time (“NI 51-102”), and the planned steps for an orderly transition;

(c)	reviewing all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102 on a routine basis, whether or not there is to be a change of external auditor;

(d)	reviewing the engagement letters of the external auditor, both for audit and non-audit services;

(e)	reviewing the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditor; and

(f)
reviewing and approving the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the firm’s independence in carrying out the audit function.

3.3	The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)
review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Corporation’s financial and auditing personnel;

(g)
review the co-operation received by the external auditor from the Corporation’s personnel during the audit, any problems encountered by the external auditor and any restrictions on the external auditor’s work;

(h)	review the internal resources used;

(i)
review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditor, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)
review the appointments of the chief financial officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)
review and approve the Corporation’s annual audited financial statements and Form 20-F and those of its subsidiaries in conjunction with the report of the external auditor thereon including related management’s discussion and analysis and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(l)
review and approve the Corporation’s interim unaudited financial statements and Form 6-K including related management’s discussion and analysis and press release and auditors’ review thereof, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)
establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters;

(n)
satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in subsection (m) above, and periodically re-assess the adequacy of those controls; and

(o)	review the terms of reference for an internal auditor or internal audit function.

3.4	The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)
review the effect of regulatory and accounting initiatives and changes to accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Corporation’s financial reporting as reported to the Committee by management and the external auditor;

(b)	review the appropriateness of the accounting policies used in the preparation of the Corporation’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements;

(f)
review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all annual and interim earnings press releases, management’s discussion and analysis, prospectuses, annual reports to shareholders and annual information forms; and

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies.

        3.5           The other duties of the Committee shall include:

(a)	reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for partners, employees and former partners and employees of the Corporation’s present and former external auditor;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Corporation’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and

(g)	any other questions or matters referred to it by the Board.

EXHIBIT A

AUDIT COMMITTEE CHARTER

Meaning of “Financially Literate”:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Meaning of “Independence”:

1.	A member of the Committee is independent if he or she has no direct or indirect material relationship with the Corporation.

2.
For the purposes of paragraph (1), a “material relationship” is a relationship which could, in the view of the Corporation’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph (2), the following individuals are considered to have a material relationship with the Corporation:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of Corporation;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(c)	an individual who:

(i)           is a partner of a firm that is the Corporation’s internal or external auditor,

(ii)           is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Corporation’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at that same time on the entity's compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.
Despite paragraph (3), an individual will not be considered to have a material relationship with the Corporation solely because he or she had a relationship identified in paragraph (3)(c) if that relationship ended before March 30, 2004.

5.
For the purposes of paragraphs (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.           For the purposes of paragraph (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the Corporation, and

(b)
the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite paragraph (3), an individual will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the Corporation, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Corporation on a part-time basis.

8.	For the purpose of paragraphs 1 through 7, the Corporation includes a subsidiary entity of the Corporation and a parent of the Corporation.

9.           Despite any determination made under paragraphs 1 through 7, an individual who

(a)
has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the Corporation or any of its subsidiary entities, is considered to have a material relationship with the Corporation.

10.	For the purposes of paragraph 9, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

11.           For the purposes of paragraph 9, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service."